Rubicon Technology
Evolving Science. Evolving Solutions.™



[Who will own the future?]

ANNUAL REPORT [2007]

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RUBICON

Members of Rubicon Technology's Management Team and Board of Directors are pictured in front of the LED-lit NASDAQ display as they open the NASDAQ Global Market Exchange on March 13, 2008.

TABLE OF CONTENTS



[We will.]

Rubicon Technology is an advanced electronic materials provider that develops, manufactures and sells sapphire and other innovative crystalline products. We are a vertically-integrated manufacturer of sapphire substrates and optical windows which are used in a wide variety of high-growth, high-volume applications such as LEDs, RFICs, blue laser diodes, optoelectronics and other optical applications

Global **Leadership.**

By pursuing continuous improvement in the development, manufacture, and distribution of these advanced electronic materials, Rubicon has emerged as a technology leader offering high quality, large diameter substrates. These substrates are critical to high growth end markets such as solid state lighting, semiconductors, consumer electronics, telecommunications and optical markets worldwide.

Rapid **Growth.**

Rubicon's technology and manufacturing platforms enable rapid expansion of manufacturing capacity. As a market leader, we are experiencing rapid revenue growth, high visibility and attractive margins due to greater demand for our differentiated products, particularly in larger diameter substrates.


Inspire
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Creative
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50.942
Technology
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On
51.996



Raja M. Parvez
President and Chief Executive Officer

TO OUR SHAREHOLDERS:

2007 was a year of exceptional financial and operational performance for Rubicon. We delivered strong financial results, diversified our revenue base and completed the infrastructure for our new manufacturing facility that will provide significant incremental production capacity and enable future revenue growth.

We expanded operations rapidly in 2007 in order to maintain our position as a leading provider of sapphire to the rapidly growing, light emitting diode (LED), silicon-on-sapphire (SoS) RFIC and optical markets. As a result, our revenue increased by 64%, from $20.8 million in 2006 to $34.1 million in 2007.

The solid state lighting market continues to grow at a significant rate with broader adoption of LEDs in applications such as backlighting for laptop computers and other mobile appliances, flat panel televisions, signage and displays, automotive applications and general illumination. The majority of our revenue continues to come from this exciting market that uses sapphire as a base material on which to produce LEDs.

Our second largest market, SoS, is also growing rapidly as this proven disruptive technology gains market share in the advanced wireless communications market. The SoS market uses larger diameter (6") sapphire substrates on which RFICs are produced. This market was new for us in 2006 and represented just 7% of our total revenue growing to 18% of total revenue in 2007.

Larger diameter substrates are becoming increasingly important to the LED industry as well, which is gradually moving from 2" substrates to larger diameters in order to produce higher brightness devices and reduce cost. Our proprietary technology allows us to produce very high quality sapphire substrates in larger diameters, such as 3", 4", 6" and 8" substrates. As a result, I believe we are very well positioned to continue as a leader in the sapphire substrate market.



Our third market, optical applications, uses the superior strength, scratch resistance and optical qualities of sapphire in the form of windows and optics for aerospace, sensor and medical and laser applications. While we are in the early stages of expanding into this market, we see significant opportunity here as well.

We continued to add capacity in 2007 in order to keep pace with these high growth markets. While adding additional equipment in our Franklin Park, Illinois facility, we began work on a second facility in Bensenville, Illinois. In mid 2007 we identified the location for this second manufacturing facility and in January 2008 this new, state-of-the-art, crystal growth facility was operational. We expect this facility to accommodate our crystal growth expansion requirements through 2009.

While aggressively ramping the business in 2007, we significantly improved profitability. Our gross margin increased from 9% in 2006 to 35% in 2007. Operating margin was 12% in 2007, despite considerable non-recurring charges triggered by our IPO and subsequent repayment of debt, as compared to a loss in 2006.

Going into 2008, we have the infrastructure, team and technology platforms in place to capitalize on our strong position as a leading advanced materials provider to exciting high growth markets. I am excited about Rubicon's future and I am committed to exceeding your expectations.



Raja M. Parvez

Evolving Science]

All Sapphire is not created equal. Rubicon's state-of-the-art manufacturing facility grows and fabricates large and small-diameter sapphire with precision geometries, orientations and tolerances.



What is Sapphire?
Sapphire is the single-crystal form of the compound Aluminum Oxide (Al_2O_3) and is the second hardest material in nature after diamonds. Sapphire is an ideal base material for deposition of semiconductor materials for manufacturing optical and electronic devices.



THE RUBICON PROCESS

Boule – Aluminum Oxide is heated to 3,727 degrees F and a seed crystal is introduced As the melt cools, the crystal boule is born

Core – Core cylindrical rods from 2" to 8" are drilled from the boules

Wafers – Cores are sliced into wafers from 2" to 8" in diameter

Chips – Polished wafers are further processed by our customers into LED and SoS devices

Application – LED and SoS devices are packaged for solid-state lighting and RFIC applications



Endeavor 40 In 91.224
Develop 41 N 92.903
Manufacture 42 Ov 95.94
Distribute 43 At
Apply 44 Iv 101.07
Precision 45 E 102.91



Rubicon's proprietary ES2 crystal growth technique produces high-quality sapphire crystals for use in our sapphire products. This technique establishes greater control over crystal growth parameters resulting in a low stress environment that produces superior quality sapphire. Our ES2 technology platform enables us to rapdily scale up production of high volume, large diameter sapphire at low cost.





Rubicon's expertise in high precision coring, wafer slicing, surface lapping, edge beveling, polishing and wafer cleaning processes enables the Company to deliver precise, customized products tailored to meet our customers' needs.

Rubicon provides 2", 3", 4" and 6" sapphire core and wafers for use in LED and blue laser diodes for use in solid-state lighting and electronic applications. Rubicon also provides 6" and 8" diameter sapphire used in SoS RFIC wafers and optical windows for military, aerospace, sensor and other applications.



Evolving Solutions]

Just about everyone has something in his or her home, pocket, car, office or clipped to their belt that contains Rubicon sapphire. The emergence of sapphire in commercial volumes at competitive prices has enabled the development of new technologies such as high brightness (HB) white, blue and green LEDs and highly-integrated RFICs.



LEDs are the future of lighting because they are environmentally friendly, durable, have longer life and consume significantly lower energy than traditional lighting. Sapphire is the predominant substrate material used as the foundation to produce more than 80% of all blue, white and green high-brightness LEDs.





LED Applications

The LED market is evolving and changing rapidly.

LEDs over the past decade represent a disruptive technology in the lighting industry, providing significant performance, environmental and economic improvements.

These factors, along with their durability, small form factor, excellent color performance and decreased costs have led to a rapidly growing demand for LEDs in applications such as small displays for mobile devices, flashes for digital cameras, backlighting units (BLUs) for displays used in notebook computers and LCD televisions, public display signs, street lights, automotive lights, traffic signals and general specialty lighting.



Producers of LED and other GaN-based devices rely on Rubicon as a key partner. For sapphire substrates, **Rubicon's technology and product platforms have been built with one, powerful principle in mind:** to provide high-quality, innovative products that exceed customer expectations.


Rubicon Technology
Evolving Science. Evolving Solutions.


Sapphire
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Technology
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Quality
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51.996



Silicon on sapphire radio frequency integrated circuits consist of a thin layer of silicon grown on a sapphire substrate and are primarily used in advanced wireless and military applications, such as RFICs.





Silicon on Sapphire Applications

Mobile devices. Smart phones. Cable video processors. Radiation-hardened military devices.

Increased yields. Lower costs.
Better margins. Higher-performance devices.

These are the results that our customers seek. Rubicon has the innovation and leadership to own the future in these rapidly growing markets.

Optical Applications

Sapphire and various flouride materials are utilized for windows and optics for aerospace, sensor, medical and laser applications. Sapphire is used in these applications due to its wide-band transmission, superior strength, scratch resistance and high strength-to-weight ratio.



Integrated 22	Focused 23	Approach 24
Fo	Cu	S
47.867	50.942	51.996



William F. Weissman
Chief Financial Officer

TO OUR SHAREHOLDERS:

2007 was truly a remarkable year for Rubicon.

Our revenue in 2007 was $34.1 million, which represented a 64% increase over the prior year. We experienced strong demand in each of the three markets we serve. Demand was particularly strong for our larger diameter substrates, which we define as substrates greater than 2" in diameter. Larger diameter substrates are where Rubicon's product differentiation is greatest and where we have greater market share and can earn higher margins.

In 2007, we continued the trend we started in 2005 of increasing gross margin in each consecutive quarter, with gross margin reaching 39% in the fourth quarter of 2007. We accomplished this through continually improving operational efficiency and shifting product mix to higher margin, larger diameter products.

We invested heavily in strengthening our back office support in 2007 in order to ensure good corporate governance in anticipation of our IPO. Even while making those investments, our income from operations in 2007 rose to $4.3 million as compared to a loss of $4.1 million in 2006, driven by the dramatic increase in gross margin. With the completion of our IPO, all of our preferred stock and preferred stock warrants were converted into common stock and common stock warrants. As a result, we will no longer incur non-cash charges associated with those equity instruments which significantly impacted earnings per share in 2007 and prior years.

With the infrastructure in place at our new Bensenville, Illinois crystal growth facility, we will be installing our custom-built furnaces in that facility throughout 2008 and 2009. Our recently completed IPO along with strong cash flow from operations provides us with the resources we need to continue our aggressive growth.

We are pleased with the progress we made in 2007 and are excited by the prospects for Rubicon going into 2008. We remain focused on profitable growth and look forward to a productive year ahead.

William F. Weissman



Financial Highlights]

IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS	2007	2006	2005
Revenue	$34,110	$20,752	$16,315
Gross Profit (loss)	12,065	1,867	(2,193)
Operating Income (loss)	4,325	(4,147)	(9,391)
Net Loss	(2,854)	(7,640)	(12,126)
Dividends on Preferred Stock	(5,625)	(5,563)	(3,924)
Accretion of Preferred Stock	(59,934)	(23,416)	4,404
Net Loss Attributable to Common Stockholders	(68,413)	(36,619)	(11,646)
Basic and Diluted Loss per Common Share Attributable to Common Stockholders	(27.22)	(146.57)	(47.52)
Weighted Average Common Shares Outstanding, basic and diluted	2,513,487	249,843	245,073
Cash and Cash Equivalents and Short-Term Investments	$72,145	$3,638	$1,466
Working Capital	76,179	(388)	3,600
Total Assets	111,411	29,020	28,885
Short-Term Borrowings	—	973	1,128
Long-Term Debt (including current maturities of long-term debt)	43	4,851	5,997
Stockholders' Equity (deficit)	105,682	(77,593)	(39,573)
Net Cash from Operations	7,107	659	(9,411)
Capital Expenditures	10,564	2,373	4,141

Performance Graph]

The following graph compares the cumulative total return provided to shareholders of Rubicon Technology, Inc.'s common stock relative to the cumulative returns of the NASDAQ Composite Index and the RDG Technology Composite Index since our initial trading date of November 16, 2007. The graph assumes the investment on November 16, 2007 of $100 in Rubicon Technology, Inc. Common Stock and in each of the other indices shown, and assumes that all dividends are reinvested.

COMPARISON OF CUMULATIVE TOTAL RETURN*

*Among Rubicon Technology, Inc., The NASDAQ Composite Index and the RDG Technology Components Index



$160
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$0
11.16.07
12.31.07
Rubicon Technology, Inc.
NASDAQ Composite
RDG Technology Composite

	NOVEMBER 16, 2007	DECEMBER 31, 2007
Rubicon Technology, Inc.	100.0	135.71
NASDAQ Composite	100.0	92.18
RDG Technology Composite	100.0	92.93

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an advanced electronic materials provider that develops, manufactures and sells monocrystalline sapphire and other innovative crystalline products for LEDs, RFICs, blue laser diodes, optoelectronics and other optical applications.

We are a vertically integrated manufacturer of high-quality sapphire substrates and optical windows that are used in a variety of high-growth, high-volume end-market applications. We provide our products to the solid state lighting, semiconductor, consumer electronics, aerospace, sensor and other end markets. We sell sapphire products as cores and wafers in two inch to six inch diameters, and we sell sapphire and optical windows in sizes from one inch to nine inch diameters. We derive the majority of our revenue from sales of two inch to four inch sapphire cores and wafers for use in LEDs for solid state lighting applications and LEDs and blue laser diodes for consumer electronic applications. In addition, we have developed six inch sapphire wafers that are used for SOS RFICs, and we supply large diameter sapphire and optical windows for military, aerospace, sensor and other applications.

Since our inception, our revenue has increased each year. Our revenue was $34.1 million in 2007, $20.8 million in 2006 and $16.3 million in 2005. Our net loss was $2.9 million in 2007, $7.6 million in 2006 and $12.1 million in 2005. Our results in 2005 were adversely impacted by significant decreases in two inch polished sapphire substrate prices and in 2006 we made the strategic decision to exit the two inch polished sapphire substrate market. By exiting this market and not competing with our polishing customers, we were able to expand our product offerings to these customers to include higher margin products, which improved our overall gross margins. Moreover, in 2006, we introduced cost control and engineering improvements, which further contributed to our improved gross margins.

We sell our products on a global basis. The Asian, North American and European markets accounted for 72%, 26% and 2%, respectively, of our revenue for the year ended December 31, 2007 and 87%, 11% and 2%, respectively, for the year ended December 31, 2006. The increase in revenue from North America in 2007 is the result of a strong demand for six inch wafers sold into the silicon-on-sapphire market. Our primary customer in that market is located in the United States.

We provide direct sales from our Franklin Park, Illinois offices. Additionally, we use independent sales representatives, working on commission, in South Korea and China to assist in supporting our customers in these countries. Customers in South Korea and China place orders directly with us. Substantially all of our revenue is generated by our direct sales force and we expect this to continue as we expand our sales organization in the future.

We manufacture and ship our products from our facilities in the Chicago metropolitan area. We have approximately 102,600 square feet of manufacturing and office space, which includes 30,000 square feet in our Bensenville, Illinois facility, which was opened in January 2008.

FINANCIAL OPERATIONS

Revenue. Revenue consists of sales of sapphire materials sold in core, as-cut, as-ground and polished forms in two, four and six inch diameters as well as optical materials sold as blanks or polished windows. Products are made to varying specifications, such as crystal planar orientations and thicknesses. The variation in the mix of sales of product types and diameters can impact revenue. For instance, a mix shift to larger diameter products and higher value-added wafers may increase our revenue. Revenue is subject to both quarterly and annual fluctuations as a result of product mix considerations.

Historically, a significant portion of our revenue in each quarter has been derived from sales to relatively few customers. For the year ended December 31, 2007, we had three customers that accounted for 26%, 21% and 15% of our revenue and for the year ended December 31, 2006, we had three customers that accounted for approximately 27%, 17%, and 14% of our revenue. Other than as discussed above, none of our customers accounted for more than 10% of our revenue for such periods. Although we are attempting to diversify and expand our customer base, we expect our revenue to continue to be concentrated among a small number of customers. We expect that our significant customers may change from period to period.

We sell to all customers pursuant to purchase orders and have longer-term (6-12 month) supply agreements with several key customers. We recognize revenue upon shipment to our customers. Delays in product orders or changes to the timing of shipments under our supply agreements could cause our quarterly revenue to vary significantly. We derive a significant portion of our revenue from customers outside of the United States. The majority of our sales are to the Asian market and we expect that region to continue to be a major source of revenue for us. All of our revenue is denominated in US dollars.

Cost of goods sold. Cost of goods sold consists primarily of manufacturing materials, labor, manufacturing-related overhead such as utilities, depreciation and rent, provisions for excess and obsolete inventory reserves, freight and warranties. We manufacture our products based on customer orders. We purchase materials and supplies to support such demand. We are subject to variations in the cost of raw materials and consumables from period to period because we do not have long-term fixed-price agreements with our suppliers. Since the usage of electricity in our manufacturing processes is significant, any fluctuations in the cost of electricity will have an impact on our cost of manufacturing. Our one year contract for electric power is expiring on May 8, 2008. We could experience a material increase in utility costs if the contract renewal results in significantly higher rates.

Gross profit. Our gross profit has increased significantly over the past twelve months due to improved manufacturing and purchasing efficiencies, economies of scale related to higher unit volumes, product mix shift to larger diameters and our decision in 2006 to discontinue sales of two inch polished wafers. Our gross profit has been and will continue to be affected by a variety of factors, including average sales prices of our products, product mix, our ability to reduce manufacturing costs and fluctuations in the cost of electricity, raw materials and other supplies.

General and administrative expenses. General and administrative expenses ("G&A") consist primarily of salaries and associated costs for employees in finance, human resources, information technology and administrative activities, charges for accounting, legal, and insurance fees, and, beginning in 2006, stock-based compensation under Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," ("SFAS 123R"). In 2007, we began incurring significant additional accounting, legal, insurance, investor relations and other costs associated with being a public company.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and associated costs for employees engaged in sales activities, commissions paid to third party representatives, product samples, charges for trade shows and travel. We expect these expenses to increase in future periods based on planned increases in personnel to meet expected growth, although they may decrease as a percentage of revenue.

Research and development expenses. Research and development ("R&D") expenses include costs related to engineering personnel, materials and other product development related costs. R&D is expensed as incurred. We believe our R&D expenses will generally increase as we continue to develop new products, although they may decrease as a percentage of revenue.

Other income (expense). Other income (expense) consists of interest expense and change in carrying value of preferred stock warrants, which is offset in part by interest income. Interest expense consists of interest on debt and amortization of the fair value of our preferred stock warrants issued as part of debt financing transactions. For the years ended December 31, 2007 and December 31, 2006, interest expense was $1.5 million and $1.3 million, respectively. We repaid our outstanding indebtedness with a portion of the proceeds from our initial public offering in November 2007. The remaining unamortized debt discount associated with the preferred stock warrants issued as part of debt financing transactions was expensed on the repayment of the debt. Consequently, we do not expect to incur interest expense. Proceeds from our initial public offering were invested in available-for-sale, short-term securities.

The change in carrying value of preferred stock warrants is associated with the value of warrants classified as liabilities. These warrants converted into common stock warrants in connection with our initial public offering. We will no longer incur this non-cash gain or loss following the conversion of these warrants to common stock warrants. Additional information on our accounting for change in carrying value of preferred stock warrants is provided in "—Critical accounting policies and estimates."

Provision for income tax. We account for income taxes under the asset and liability method whereby the expected future tax consequences of temporary differences between the book value and the tax basis of assets and liabilities are recognized as deferred tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be recognized. A full valuation allowance is provided as management cannot conclude that it is more likely than not that our deferred tax assets will be realized. At December 31, 2007, we had $34.5 million in net operating loss carryforwards ("NOLs"). We believe that we are not restricted in our ability to use the full amount of the NOLs, nor is there a limit to the amount of NOLs that may be used in any given year.

Stock-based compensation. The majority of our stock-based compensation relates to administrative personnel and is accounted for as a general and administrative expense. For the years ended December 31, 2007, December 31, 2006 and December 31, 2005, our stock-based compensation expense was $754,000, $62,000 and $0, respectively.

RESULTS OF OPERATIONS

DOLLARS IN MILLIONS	2007	2006	2005
	YEAR ENDED DECEMBER 31,		
Revenue	$34.1	$20.8	$16.3
Cost of goods sold	22.0	18.9	18.5
Gross profit (loss)	12.1	1.9	(2.2)
Operating expenses:			
General and administrative	6.2	3.3	4.7
Sales and marketing	0.7	1.1	1.2
Research and development	0.8	0.7	0.9
Asset impairment	—	0.9	—
Loss on disposal of assets	0.1	—	0.4
Total operating expenses	7.8	6.0	7.2
Profit (loss) from operations	4.3	(4.1)	(9.4)
Other income (expense)	(7.1)	(3.3)	(2.7)
Loss before income taxes	(2.8)	(7.4)	(12.1)
Income taxes	(0.1)	—	—
Loss before cumulative effect of change in accounting principle	(2.9)	(7.4)	(12.1)
Cumulative effect of change in accounting principle	—	(0.2)	—
Net loss	($2.9)	($7.6)	($12.1)

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

PERCENTAGE OF TOTAL	2007	2006	2005
	YEAR ENDED DECEMBER 31,		
Revenue	100%	100%	100%
Cost of goods sold	65	91	113
Gross profit (loss)	35	9	(13)
Operating expenses:			
General and administrative	18	16	29
Sales and marketing	2	5	7
Research and development	2	4	6
Asset impairment	—	4	—
Loss on disposal of assets	1	—	2
Total operating expenses	23	29	44
Profit (loss) from operations	12	(20)	(57)
Other income (expense)	(21)	(16)	(17)
Loss before income taxes	(9)	(36)	(74)
Income taxes	—	—	—
Loss before cumulative effect of change in accounting principle	(9)	(36)	(74)
Cumulative effect of change in accounting principle	—	(1)	—
Net loss	(9)%	(37)%	(74)%

COMPARISON OF YEARS ENDED DECEMBER 31, 2007 AND 2006

Revenue. Revenue was $34.1 million for the year ended December 31, 2007 and $20.8 million for the year ended December 31, 2006, an increase of $13.3 million, or 64%. Revenue increased across all product lines except for six inch as ground wafers, which declined by $626,000 as we shifted six inch capacity to six inch polished production. Our revenue increase was primarily attributable to an increase in shipments of substrates to the LED industry resulting in additional revenue of $6.5 million, including initial volume deliveries of four inch sapphire substrates of $3.4 million, the effect of price increases beginning in the first quarter of 2007 totaling $1.3 million and an increase in sales of six inch polished products to the SOS RFIC market of $4.8 million. We also achieved higher revenue of $913,000 from optical products due to increased sales of sapphire and fluorides for military, aerospace, sensor and other applications.

Gross profit. Gross profit was $12.1 million for the year ended December 31, 2007 and $1.9 million for the year ended December 31, 2006, an increase of $10.2 million. This increase in gross profit represented an improvement of gross margins from 9% to 35%. The increase in gross profit in 2007 compared to 2006 was primarily due to a shift to higher margin products including sapphire cores and larger diameter sapphire products, our exit from the two inch polished wafer business on which we realized a negative gross margin, improved operating leverage from higher throughput, increased production yields and lower scrap costs.

General and administrative expenses. G&A expenses were $6.2 million for the year ended December 31, 2007 and $3.3 million for the year ended December 31, 2006, an increase of $2.9 million. The increase was primarily due to $919,000 from higher bonus costs, $692,000 of additional stock-based compensation, $282,000 from lawsuit settlements, $262,000 from higher financing fees associated with debt refinancing and extinguishment, $224,000 from tax and Sarbanes-Oxley Act Section 404 consulting services, $187,000 in higher legal costs, $101,000 in higher franchise taxes, $93,000 from higher expenses associated with fees paid to non-employee members of our board of directors and $76,000 from higher bad debt expense on higher receivable balances.

Sales and marketing expenses. Sales and marketing expenses were $675,000 for the year ended December 31, 2007 and $1.1 million for the year ended December 31, 2006, a decrease of $387,000. The decrease in sales and marketing expenses, even as revenue increased, is attributable to the elimination of our Japan sales office and tighter control of other selling expenses.

Research and development expenses. R&D expenses were $769,000 for the year ended December 31, 2007 and $679,000 for the year ended December 31, 2006, an increase of $90,000. The increase was primarily attributable to an increase in materials purchased for research projects.

Other income (expense). Other income (expense) was $(7.1) million for the year ended December 31, 2007 and $(3.3) million for the year ended December 31, 2006, an increase in net expense of $3.8 million. The increase was primarily due to an increase in the change in carrying value of preferred stock warrants of $4.1 million. Interest expense was slightly higher by $143,000 from higher warrant interest expense of $417,000 as a result of refinancing and extinguishing our debt facility partially offset by lower interest of $274,000 on lower average debt and capital lease balances. Interest income increased by $368,000 as interest was earned on investing proceeds from our initial public offering..

COMPARISON OF YEARS ENDED DECEMBER 31, 2006 AND 2005

Revenue. Revenue was $20.8 million for the year ended December 31, 2006 and $16.3 million for the year ended December 31, 2005, an increase of $4.5 million, or 28%. Revenue increased across all product lines except for polished wafers. Our revenue increase was primarily attributable to increased sales volumes of two and three inch sapphire products resulting in additional revenues of $9.7 million, which was partially offset by the effect of $4.2 million in price decreases that began in 2005 and continued through the third quarter of 2006 due to increased market competition. In 2006, our polished product revenue declined by $3.4 million due to our strategic decision to exit the two inch polished wafer business in the second quarter of 2006. As we exited this business, we realized much higher sales volumes of non-polished products in the second half of 2006 as we stopped competing with our LED polishing customers. Revenue also increased by $1.5 million in 2006 compared to 2005 as we began to provide large diameter (six inch) as-ground wafers to the SOS RFIC market and by $530,000 as we started deliveries of four inch sapphire products in 2006. We also achieved higher revenue from optical products due to continuing acceptance of sapphire and fluorides for military, aerospace, sensor and other applications.

Gross profit (loss). Gross profit (loss) was $1.9 million for the year ended December 31, 2006 and $(2.2) million for the year ended December 31, 2005, an increase of $4.1 million. This increase in gross profit represented an improvement of gross margins from (13%) to 9%. The increase in gross profit in 2006 compared to 2005 was primarily due to an increase in units sold and a shift to higher margin products including sapphire cores and larger diameter sapphire products, our exit from the two inch polished wafer business on which we realized a negative gross margin, improved operating leverage from higher throughput, increased production yields and lower scrap costs.

General and administrative expenses. G&A expenses were $3.3 million for the year ended December 31, 2006 and $4.7 million for the year ended December 31, 2005, a decrease of $1.4 million. The decrease was primarily due to cost savings of $293,000 from lower information technology and human resource headcount, $235,000 from lower bad debt expense and $160,000 from lower business insurance and legal costs, as well as the absence of restructuring costs of $627,000, information technology and executive consulting costs of $322,000 and recruiting expenses of $222,000 incurred in 2005 but not in 2006. These factors were partially offset by higher bonus expenses of $602,000.

Sales and marketing expenses. Sales and marketing expenses were $1.1 million for the year ended December 31, 2006 and $1.3 million for the year ended December 31, 2005, a decrease of $204,000. The decrease in sales and marketing expenses, even as revenue increased, is attributable to the elimination of our Japan sales office and tighter control of other selling expenses.

Research and development expenses. R&D expenses were $679,000 for the year ended December 31, 2006 and $861,000 for the year ended December 31, 2005, a decrease of $182,000. The decrease was primarily attributable to a decrease in materials used for product development and for qualification of polished products for the LED market.

Asset impairment. We recorded an asset impairment charge of $933,000 in 2006 associated with our exit from the two inch polished wafer business during the second quarter of 2006.

Other income (expense). Other income (expense) was $(3.3) million for the year ended December 31, 2006 and $(2.7) million for the year ended December 31, 2005, an increase of $537,000. The increase was primarily due to a change in carrying value of preferred stock warrants of $(2.0) million, offset in part by lower interest expense of $1.3 million in 2006, compared to $2.7 million in 2005, on lower average debt and capital lease balances.

LIQUIDITY AND CAPITAL RESOURCES

We historically funded our operations using a combination of issuances of common stock and preferred stock, a working capital line of credit and term loans and cash generated from our operations. Since our inception, we have raised approximately $136 million of equity from the issuance of common and preferred stock.

As of December 31, 2007, we had cash and short term investments totaling $72.1 million, including cash of $1.3 million held in deposits at a major bank, $3.1 million invested in money market funds and had short term investments in commercial paper, state and local bonds, and U.S. treasury securities of $67.8 million. A portion of our investments are in municipal auction rate securities. In February 2008, we experienced failed auctions for our entire auction rate securities portfolio, resulting in our inability to sell these securities in the short term. A failed auction results in a lack of liquidity in the securities but does not signify a default by the issuer. We may need to hold these investments for a longer period than was originally anticipated. More information on our auction rate security position can be found in Note 12 to our financial statements for the year ended December 31, 2007, included elsewhere in this Annual Report on Form 10-K.

Cash flows from operating activities

Cash provided by operating activities was $7.1 million for the year ended December 31, 2007. During such period, we generated a net loss of $2.9 million and we incurred non-cash charges of $11.1 million, including depreciation expense of $3.4 million, change in carrying value of preferred stock warrant expense of $6.0 million, stock-based compensation expense of $754,000, net loss on disposal of equipment of $139,000 and interest expense related to debt accretion of $769,000. We experienced an increase during such period in accounts receivable of $1.7 million on increased sales, an increase in accounts payable of $1.1 million and an increase in inventory and spare parts of $1.3 million due primarily to an increase in safety stock of raw material inventory. We also experienced an increase in corporate income and franchise taxes of $310,000 due to an increase in assets from our initial public offering and an increase in deferred revenue of $518,000 due to revenue deferral on a research and development project. The $6.4 million increase in cash provided by operating activities for the year ended December 31, 2007, compared to the year ended December 31, 2006, is primarily attributable to a net loss of $2.9 million for the year ended December 31, 2007, compared to a net loss of $7.6 million for the year ended December 31, 2006, as sales volume and pricing increased and our production costs declined. Further, the non-cash change in carrying value of preferred stock for the year ended December 31, 2007 was $6.0 million compared to $2.2 million for the year ended December 31, 2006. As sales increased in 2007, we experienced increases in accounts receivable and inventory partially offset by increases in accounts payable in order to meet the rising customer demands.

Cash provided by operating activities was $659,000 for the year ended December 31, 2006. During such period, we generated a net loss of $7.6 million, offset primarily by non-cash charges of $6.7 million, including depreciation expense of $3.1 million, change in carrying value of preferred stock warrant of $2.2 million, interest expense related to debt accretion of $352,000 and asset impairment of $933,000. With our exit from the two inch polished wafer business during the second quarter of 2006, we recorded an asset impairment charge to write-down to estimated fair market value certain polishing fixed assets that will no longer be used. Inventory decreased by $1.4 million as inventory added in 2005 was used to meet demand. We experienced an increase in accounts receivable of $829,000 as revenue increased in 2006 compared to 2005. Further, accounts payable increased by $661,000 as additional purchases of consumables were made to support increased production.

Cash used in operating activities was $9.4 million for the year ended December 31, 2005. During such period, we generated a net loss of $12.1 million and had non-cash charges of $5.2 million, including depreciation expense of $3.1 million, loss on disposal of assets of

$383,000, amortization of financing costs of $225,000 and non-cash interest expense related to warrants issued with debt of $1.5 million. Inventory levels increased by $1.6 million and accounts receivable decreased by $466,000 as fourth quarter sales slowed. In addition, accounts payable decreased by $1.2 million as capital expenditures projects slowed and production consumables purchases slowed. The $10.1 million increase in cash provided by operating activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 is primarily due to a decrease in net loss as we exited the two inch polished wafer business in 2006. Further, 2006 sales included inventory that was added in 2005, and our accounts payable decreased in 2005 as production slowed and capital expenditures were significantly reduced.

Cash flows used in investing activities

Net cash used in investing activities was $81.5 million, $2.3 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. In 2007, we used approximately $7.1 million to purchase components used to construct additional crystal growth furnaces, approximately $1.7 million for infrastructure changes needed to commence operations in our new facility in Bensenville, Illinois and approximately $1.7 million to purchase various equipment used to expand our production capacity in support of our sales growth. Also in 2007, we used the proceeds of our initial public offering to purchase short term investment securities. In 2006, we used approximately $1.2 million to add crystal growth furnaces and approximately $1.1 million to upgrade existing capacity in other areas. In 2005, we used approximately $1.7 million to construct crystal growth furnaces and approximately $2.4 million to increase polishing and slicing capacity. We expect to spend between $12.0 million to $20.0 million per year for each of the next two years on capital expenditures to support our expected sales growth.

Cash flows from financing activities

Net cash provided from financing activities was $75.1 million, $3.8 million, and $11.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash provided from financing activities for 2007 reflects net proceeds received from our initial public offering of $81.1 million, offset by the net repayment of borrowings of $6.0 million. Net cash provided from financing activities for 2006 reflects proceeds received from the sale of our Series E preferred stock of $5.6 million, offset by the net repayment of borrowings of $1.6 million. Net cash provided from financing activities for 2005 reflects proceeds of $4.9 million received from the sale of shares of our Series D preferred stock and Series E preferred stock, as well as short-term borrowings from investors of $7.5 million, which were converted into additional shares of our Series D preferred stock and Series E preferred stock. These amounts were partially offset by the net repayment of borrowings of $1.4 million.

Future liquidity requirements

We believe that our existing cash, cash equivalents, investments, and anticipated cash flows from operating activities will be sufficient to meet our anticipated cash needs for at least the next 12 months. These cash needs include cash required to fund our operations, taking into account anticipated increases in operating expenses and our planned capital expenditures to support our continued growth. If the assumptions underlying our business plan regarding future revenues and expenses change, or if unexpected opportunities or needs arise, we may seek to raise additional cash by selling equity or convertible debt securities. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we are unable to obtain financing on terms favorable to us, we may be unable to successfully execute our business plan.

Credit facilities

In April 2007, we entered into a three-year, $12.0 million term loan and a one-year, $4.0 million accounts receivable and inventory revolving line of credit financing agreement with Hercules Technology Growth Capital, Inc. These loans were collateralized by all of our assets. The term loan was available for draw through December 31, 2007, subject to extension based on agreed financial metrics. The term loan interest rate was equal to the prime rate plus 3.375% and the line of credit rate was equal to the prime rate plus 0.25%. We repaid these facilities in full with a portion of the proceeds of our initial public offering, and the agreement was terminated.

Contractual obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments at December 31, 2007. Changes in our business needs as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are complex and necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table. The following table sets forth information relating to our contractual obligations at December 31, 2007:

DOLLARS IN MILLIONS	> 1 year	1-3 years	3-5 years	< 5 years	TOTAL
Operating lease obligations	$ 1.3	$ 2.5	$ 2.2	$ 2.3	$ 8.3
Capital lease obligations	0.1	—	—	—	0.1
Purchase order obligations	3.3	—	—	—	3.3
Total contractual obligations	$ 4.7	$ 2.5	$ 2.2	$ 2.3	$ 11.7

(Columns grouped under: PAYMENTS DUE IN)

OFF-BALANCE SHEET ARRANGEMENTS

During 2007, 2006 and 2005, we did not engage in any off-balance sheet arrangements. We do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates, of financial instruments that may adversely impact our financial position, results of operations or cash flows.

Foreign currency exchange risk. To date, substantially all of our international sales have been transacted in US dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions.

Interest rate risk. We do not have any long-term borrowings. Our investments consist of cash, cash equivalents, commercial paper, state and local bonds, and US treasury securities. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Inflation. Our operations have not been, and we do not expect them to be, materially affected by inflation. However, historically, the prices we charge our customers are market driven, and therefore we may not be able to increase our prices to offset any increase in our material or labor costs. Our inability or failure to do so could harm our business, financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and the accompanying notes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable. Although these estimates are based on our present best knowledge of the future impact on the company of current events and actions, actual results may differ from these estimates, assumptions and judgments.

We consider to be critical those accounting policies that require our most subjective or complex judgments, which often result from a need to make estimates about the effect of matters that are inherently uncertain, and that are among the most important of our accounting policies in the portrayal of our financial condition and results of operations. We believe the following to be our critical accounting policies, including the more significant estimates and assumptions used in preparation of our financial statements.

Revenue recognition. We recognize revenue from sales of products when:

> **Persuasive evidence of an arrangement exists.** We require evidence of a purchase order with the customer specifying the terms and specifications of the product to be delivered, typically in the form of a signed quotation or purchase order from the customer.

> **Title has passed and the product has been delivered.** Title passage and product delivery generally occurs when the product is delivered to a common carrier.

> **The price is fixed or determinable.** All terms are fixed in the signed quotation or purchase order received from the customer. The purchase orders do not contain rights of cancellation, return, exchanges or refunds.

> **Collection of the resulting receivable is reasonably assured.** Our standard arrangement with customers includes 30 day payment terms. Customers are subject to a credit review process that evaluates each customer's financial position and its ability to pay. We determine collectibility by considering the length of time the customer has been in business and our history of collections with that customer. If it is determined that collection is not probable, no product is shipped and no revenue is recognized unless cash is received in advance.

R&D revenue is recognized as services are performed. We execute agreements with our customers that clearly describe the scope of the project, the services we will provide, ownership of any tangible or intangible assets generated as part of the project, and the amount of consideration we will receive.

There are no significant judgments or estimates associated with our revenue recognition policies or processes. All of our revenue is denominated in United States dollars.

Inventory valuation. We value our inventory at the lower of cost or market. Market is determined based on net realizable value. Cost is determined for raw materials on a first-in, first-out basis and work in process and finished goods are based on actual costs. We establish inventory reserves when conditions exist that suggest inventory may be in excess of anticipated demand or is obsolete based on customer required specifications. We evaluate the ability to realize the value of our inventory based on a combination of factors, including forecasted sales, estimated current and future market value and changes in customer's product specifications. Recoveries of previously written-down inventory are recognized only when the related inventory is sold and revenue has been recognized. Based on current demand and pricing of our products, we believe that it is unlikely that significant adjustments for inventory obsolescence will occur. Our method of estimating excess and obsolete inventory has remained consistent for all periods presented. However, if our recognition of excess or obsolete inventory is, or if our estimates of our inventory's potential utility become, less favorable than currently expected, additional inventory reserves may be required.

Allowance for doubtful accounts. We estimate the allowance for doubtful accounts based on an assessment of the collectibility of specific customer accounts. The determination of risk for collection is assessed on a customer-by-customer basis considering our historical experience and future orders with the customer, changes in payment patterns, and recent information we have about the current status of our accounts receivable balances. If we determine that a specific customer is a risk for collection, we provide a specific allowance for credit losses to reduce the net recognized receivable to the amount we reasonably believe will be collected. We believe that based on the customers to whom we sell and the nature of our agreements with them, our estimates are reasonable. Our method of estimating collectibility has remained consistent for all periods presented and with past collections experience. We believe that it is unlikely that significant adjustments to allowances for doubtful accounts will be necessary.

Stock-based compensation. Effective January 1, 2006 we adopted SFAS 123R which amends SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), and requires us to expense stock options based upon the fair market value on the date of grant. We adopted SFAS 123R using the prospective method. Under this transition method, the provisions of SFAS 123R are applied to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. We selected the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by assumptions regarding a number of complex and subjective variables. These variables include our expected stock volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

The expected term represents the weighted-average period that our stock options are expected to be outstanding and is based upon the vesting term of our options, a review of a peer group of companies, and expected exercise behavior. Until November 2007, we were operating as a private company, and as a result, we were unable to use our actual price volatility data. Therefore, we estimate the volatility of our common stock based on volatility of similar entities over the expected term of our stock options. We base the risk-free interest rate that we use in the option pricing model on US Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The current forfeiture rate of 25% was based on our past history of pre-vesting forfeitures.

We had a choice of two attribution methods for allocating compensation costs under SFAS 123R, the "straight-line method," which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the "graded vesting attribution method," which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortized the fair value of each option on a straight-line basis over the service period.

Based on the variables affecting the valuation of our common stock and the method used for allocating compensation costs, we recognized $754,000 in stock compensation expense during the year ended December 31, 2007.

With respect to each option grant date for the years ended December 31, 2005 and 2006, and through November 15, 2007, we determined the deemed fair value of our common stock. As there was no public market for our common stock during these periods, this determination was necessarily subjective. In making this determination, we considered a number of factors, including:

> the issuance price of our series of preferred shares to third parties;

> the liquidation preference and other rights of the preferred shares; and

> the fact that the option grants involved illiquid securities of a private company.

For options granted through November 15, 2007, the board of directors set the exercise price for options granted based upon estimates of fair value. In preparing for our initial public offering, the board of directors determined that the original methodology applied did not fully comply with the requirements in the AICPA's Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," which we refer to as the practice aid. Revised valuations were prepared which yielded lower fair values for our common stock. See "Valuation methodologies employed" below for further disclosure of the valuation methodology used in determining fair value per share for financial reporting purposes. Therefore, for financial reporting purposes, we determined that it was appropriate to use $5.25 for options granted in June and August 2007 as the fair value of our common stock within the Black-Scholes option pricing model consistent with the revised valuation. For stock option grants after our initial public offering, the board of directors set the exercise price at the fair market value per share on the date of grant.

The following table sets forth option grants made during 2007, with the intrinsic value calculated based on grant date fair value.

DATE OF GRANT	No. of options granted	Exercise price	Fair value est. per share	Intrinsic value per share (1)
June 2007	251,635	8.45	5.20	—
August 2007	198,040	8.45	5.20	—
November 2007	207,692	14.00	14.00	—
December 2007	111,758	17.60-18.50	17.60-18.50	—

(1) The financial reporting intrinsic value per share is the difference between the subsequently reassessed fair value per share for financial statement reporting purposes and the exercise price per share as established on each applicable stock option grant date by our compensation committee and board of directors as described above. There is no intrinsic value because the exercise price per share of each option exceeded the fair value of the common stock on the date of grant.

Valuation methodologies employed. The valuation methodologies we employed in connection with these option grants were based on various generally accepted valuation methods. Specifically, at each reporting date we analyzed the value of the company, or the business enterprise value, using market and income approaches, and then allocated the business enterprise value using contingent claims analysis, an application of option pricing theory. The allocation of the business enterprise value to convertible preferred stock, common stock, warrants and stock options at September 30, 2007, June 30, 2007 and March 31, 2007 used option pricing theory and considered the probability of an initial public offering.

In determining the business enterprise value at September 30, 2007, June 30, 2007 and March 31, 2007, we used both market and income value approaches. The market approach used both comparable company and transaction valuation methods. The comparable company market approach used revenue multiples observed in active securities markets and the transaction method used both revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) multiples observed in the mergers and acquisitions market. The income approach determines a business enterprise value using the discounted present value of projected cash flow streams.

The final business enterprise value determined using the market and income approaches was then adjusted for appropriate marketability discounts. These marketability discounts were reduced at each reporting date, beginning with the December 31, 2006 reporting date, to reflect the increased probability of the initial public offering.

The allocation of the business enterprise value to each class of preferred stock and common stock was determined using contingent claims analysis, which is based on the principles of option pricing theory. Specifically, each class of security is modeled as a call option with a unique claim on our assets. The resulting claims allocate the anticipated proceeds between the different securities upon a liquidity event, which in our case was our initial public offering. In modeling each security as a call option, we used the Black-Scholes option pricing model.

Determining the fair value of our convertible preferred stock, common stock, warrants and stock options involves complex and subjective judgments involving estimates of revenue, earnings, assumed market growth rates and estimated costs, as well as appropriate discount rates. At the time of each valuation, the significant estimates used in the income approach (discounted cash flow model) included estimates of our revenue and revenue growth rates for several years into the future. Although each time we prepared such forecasts in the preparation of a valuation report, we did so based on assumptions that we believed to be reasonable and appropriate, there can be no assurance that any such estimates for earlier periods have come to pass or that any such estimates for future periods will prove to be accurate.

The most significant factors contributing to the difference between the fair value of the shares of our common stock subject to our 2007 stock option grants and the initial public offering price are the increase in probability of the completion of an initial public offering of our common stock and positive changes in market conditions. Due to our history of operating losses prior to 2007, including negative gross profit in 2005, our ability to achieve our initial public offering price was highly contingent on achieving current strong operating results. Achieving strong operating results in the quarter ended September 30, 2007 and through completion of our initial public offering validated our financial projections for subsequent periods and resulted in our ability to obtain the estimated initial public offering price.

The aggregate intrinsic value of all stock options outstanding at December 31, 2007 is $30,583,633, based on what was the initial public offering price.

Convertible preferred stock warrant liability. Beginning January 1, 2006, we began accounting for warrants to purchase our preferred stock issued in connection with financing agreements in accordance with FASB Staff Position (FSP) 150-5, "Accounting Under SFAS 150 for Freestanding Warrants and Other Similar Instruments on Redeemable Shares" ("FSP 150-5"). Pursuant to FSP 150-5, we evaluate certain specifically identified conditions to determine whether the fair value of these warrants is required to be classified as a liability. The fair value of the warrants that are classified as liabilities are adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings. We estimated the fair market value of these warrants at the respective balance sheet dates using a Black-Scholes option-pricing model, based on the estimated market value of the underlying preferred stock at the measurement date, the remaining contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying preferred stock. These estimates, especially the market value of the underlying preferred stock and the expected volatility, are highly judgmental. The assumptions used in our Black-Scholes option pricing model for Series E, C, B, B-2 and A warrants at January 1, 2006 upon the adoption of FSP 150-5 were: (i) remaining contractual terms of 2.1 to 9.9 years; (ii) risk-free interest rate of 4.82% to 4.86%; (iii) expected volatility of 50% to 79%, and (iv) no expected dividend yield. The assumptions used in our Black-Scholes option pricing model for Series E, C, B, B-2 and A warrants at December 31, 2006 were: (i) remaining contractual terms of 1.3 to 9.1 years; (ii) risk-free interest rates of 4.70% to 5%; (iii) expected volatility of 47% to 76% and (iv) no expected dividend yield. In each case, the fair value of the underlying preferred stock was assessed primarily by a valuation prepared by management using the practice aid.

Upon the closing of our initial public offering in November 2007, outstanding warrants to purchase our preferred stock became warrants to purchase shares of our common stock and certain of these warrants to purchase our preferred stock were net exercised. As a result, upon the conversion of the preferred stock warrants to common stock warrants, the warrants were no longer subject to FSP 150-5. The then-current aggregate fair value of these warrants was reclassified from liabilities to additional paid-in-capital, a component of stockholders' equity, and we will cease to record any related periodic fair value adjustments.

Redeemable convertible preferred stock. Prior to our initial public offering, we issued various classes of preferred stock. The holders of Series A, B, B-2, C, C-2, D, D-2 and E preferred stock had the option to sell their shares back to us at the greater of the original purchase price plus accrued and unpaid dividends or the current fair market value of the shares plus accrued and unpaid dividends. As a result, the carrying value of the preferred stock was increased by an accretion amount each period so that the carrying amounts will equal the greater of fair value plus accrued and unpaid dividends or original purchase price plus accrued and unpaid dividends. The accreted amounts are recorded to accumulated deficit. The option to sell and the related accretion of the preferred shares terminated upon the closing of our initial public offering.

The fair value of our preferred stock was determined based upon the sales price of our preferred stock to third-party investors, and in 2006 and 2007, when transactions in our preferred stock were not available, based upon valuations prepared by management using the methodology set forth in the practice aid. This methodology considered the probability and fair value of the sale of stock in an initial public offering. The valuation methodologies we used to estimate the fair value of our preferred stock have been applied consistently for all periods presented and the assumptions used were based on the best available information at that time. Accordingly, we do not believe that adjustments to amounts recorded in respect of our redeemable convertible preferred stock will be required.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes" ("SFAS 109"). FIN 48 prescribes a recognition and measurement method for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted this interpretation on January 1, 2007 and it did not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007. We have not yet determined the effect that the adoption of SFAS 157 will have on our results of operations or financial position.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to measure at fair value many financial instruments and certain other items on an instrument-by-instrument basis that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the effect that the adoption of SFAS 159 will have on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for us beginning January 1, 2009. We are currently evaluating the potential impact that SFAS No. 160 will have on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." This Statement replaces FASB Statement No. 141, "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquiring company: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) further changes the accounting treatment for certain specific items, including: acquisition costs will be generally expensed as incurred; acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) applies prospectively to our business combinations for which the acquisition date is on or after January 1, 2009.

FORWARD LOOKING STATEMENTS

Certain of the statements in this Annual Report, particularly those preceded by, followed by or including the words "believes," "expects," "anticipates," "intends," "should," "estimates," or similar expressions, or those relating to or anticipating financial results, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. For those statements, the company claims the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include managing the expansion of our manufacturing capacity, market acceptance of LED lighting, our ability to adapt to future changes in the LED industry, our successful development and market acceptance of RFIC and other new products, changes in the average selling prices of sapphire products, dependence on key customers, potential disruptions in our supply of electricity, changes in our product mix, our ability to protect our intellectual property rights, the competitive environment, the availability and cost of raw materials, the cost of compliance with environmental standards, the ability to make effective acquisitions and successfully integrate newly acquired businesses into existing operations and other risks and uncertainties described in the company's most recent Form 10-K and other filings with the Securities and Exchange Commission. For these reasons, readers are cautioned not to place undue reliance on the company's forward-looking statements. Any forward-looking statement that the company makes speaks only as of the date of such statement, and the company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders | Rubicon Technology, Inc.

We have audited the accompanying balance sheets of Rubicon Technology, Inc. (a Delaware Corporation) ("the Company") as of December 31, 2007 and 2006, and the related statements of operations, redeemable equity and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, effective January 1, 2006, the Company adopted Statements of Financial Accounting Standards No. 123(R), "Share-Based Payment." In addition, as discussed in Note 1, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Staff Position 150-5, "Issuer's Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable."

/s/ GRANT THORNTON LLP
Madison, Wisconsin
March 19, 2008

RUBICON TECHNOLOGY, INC.
BALANCE SHEETS

IN THOUSANDS, OTHER THAN SHARE DATA	AS OF DECEMBER 31, 2007	2006
ASSETS		
Cash and cash equivalents	$ 4,380	$ 3,638
Restricted cash	10	19
Short-term investments	67,765	—
Accounts receivable, net	4,673	2,925
Inventories, net	2,522	1,631
Spare parts	1,203	806
Prepaid expenses and other current assets	1,355	681
Total current assets	81,908	9,700
Investments	3,200	—
Property and equipment, net	26,303	19,263
Other assets	—	57
Total assets	$ 111,411	$ 29,020
LIABILITIES, REDEEMABLE EQUITY AND STOCKHOLDERS' EQUITY (deficit)		
Accounts payable	$ 2,572	$ 1,481
Current maturities of long-term debt	—	1,972
Current maturities of capital lease obligations	43	251
Lines of credit, net of unamortized discount	—	973
Accrued payroll	1,314	756
Deferred revenue	583	65
Corporate income and franchise taxes	385	75
Accrued and other current liabilities	832	742
Convertible preferred stock warrant liability	—	3,773
Total current liabilities	5,729	10,088
Long-term debt and capital lease obligations, less current maturities	—	2,628
Total liabilities	5,729	12,716
COMMITMENTS AND CONTINGENCIES (Note 10)		
Redeemable equity		
Redeemable convertible preferred stock, $0.001 par value, no shares authorized, issued or outstanding at December 31, 2007, 139,785,871 shares authorized at December 31, 2006; 96,270,146 shares issued and outstanding at December 31, 2006; liquidation amount: $92,823 at December 31, 2006	—	93,897
Stockholders' equity (deficit)		
Preferred stock, $0.001 par value, 5,000,000 undesignated shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value, 85,000,000 shares authorized and 20,488,608 and 252,183 shares issued and outstanding at December 31, 2007 and 2006	24	3
Additional paid-in capital	259,243	—
Accumulated other comprehensive income	24	
Accumulated deficit	(153,609)	(77,596)
Total stockholders' equity (deficit)	105,682	(77,593)
Total liabilities, redeemable equity and stockholders' equity (deficit)	$ 111,411	$ 29,020

The accompanying notes are an integral part of these statements.

RUBICON TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS

IN THOUSANDS, OTHER THAN SHARE AND PER SHARE DATA	YEAR ENDED DECEMBER 31, 2007	2006	2005
Revenue	$ 34,110	$ 20,752	$ 16,315
Cost of goods sold	22,045	18,885	18,508
Gross profit (loss)	12,065	1,867	(2,193)
Operating expenses:			
General and administrative	6,157	3,298	4,688
Sales and marketing	675	1,062	1,266
Research and development	769	679	861
Asset impairment	—	933	—
Loss on disposal of assets	139	42	383
Income (loss) from operations	4,325	(4,147)	(9,391)
Other income (expense):			
Change in carrying value of convertible preferred stock warrants	(6,019)	(1,962)	—
Interest income	373	5	14
Interest expense	(1,458)	(1,315)	(2,749)
Total other income (expense)	(7,104)	(3,272)	(2,735)
Loss before income taxes and cumulative effect of change in accounting principle	(2,779)	(7,419)	(12,126)
Income taxes	(75)	—	—
Loss before cumulative effect of change in accounting principle	(2,854)	(7,419)	(12,126)
Cumulative effect of change in accounting principle	—	(221)	—
Net loss	(2,854)	(7,640)	(12,126)
Dividends on preferred stock	(5,625)	(5,563)	(3,924)
Accretion of redeemable preferred stock	(59,934)	(23,416)	4,404
Net loss attributable to common stockholders	$ (68,413)	$ (36,619)	$ (11,646)
Net loss per common share attributable to common stockholders, basic and diluted	$ (27.22)	$ (46.57)	$ (47.52)
Weighted average common shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	2,513,487	743,843	245,073

The accompanying notes are an integral part of these statements.

RUBICON TECHNOLOGY, INC.

STATEMENTS OF REDEEMABLE EQUITY AND STOCKHOLDERS' EQUITY (DEFICIT)

IN THOUSANDS, OTHER THAN SHARE DATA

	REDEEMABLE EQUITY Redeemable convertible preferred stock (notes 6&7)		COMMON STOCK			STOCKHOLDERS' EQUITY (DEFICIT)		
	SHARES	AMOUNT	SHARES	AMOUNT	Addtl. paid in capital	Accum Other Comp Inc.	Accumulated deficit	Total stockholders equity (deficit)
Balance at December 31, 2004	43,465,010	$ 47,427	228,135	$ 3	$14,904	$ -	$ (44,784)	$ (29,877)
Sale of Series D preferred stock	6,123,619	4,337	—		—		—	
Sale of Series E preferred stock	26,762,892	7,436	—		—		—	
Exercise of stock options	—		21,163		39		—	39
Issuance of warrants in conjunction with the procurement of loans	—		—		1,233		—	1,233
Beneficial conversion feature	—		—		678		—	678
Dividends on preferred stock	—	3,924	—		(3,924)		—	(3,924)
Accretion of preferred stock to redemption value	—	(4,404)	—		4,404		—	4,404
Net loss	—		—		—	-	(12,126)	(12,126)
Balance at December 31, 2005	76,351,521	59,365	249,298	3	17,334	—	(56,910)	(39,573)
Sale of Series E preferred stock	19,918,625	5,553	—		—	—	—	
Exercise of stock options	—	—	2,885	—	14	—	—	14
Reclassification of warrants to liability	—	—	—	—	(1,477)	—	—	(1,477)
Stock-based compensation	—	—	—	—	62	—	—	62
Dividends on preferred stock	—	5,563	—	—	(5,563)	—	—	(5,563)
Accretion of preferred stock to redemption value	—	23,416	—	—	(10,370)	—	(13,046)	(23,416)
Net loss	—	—	—	—	—	—	(7,640)	(7,640)
Balance at December 31, 2006	96,270,146	93,897	252,183	3	—	—	(77,596)	(77,593)
Exercise of stock options	—	—	12,455	—	21	—	—	21
Reclassification of convertible preferred stock warrants from liability to equity	—	—	—	—	10,388	—	—	10,388
Repurchase of fractional shares	—	—	(17)	—	—	—	—	—
Net exercise of stock warrants	-	—	53,933	—		—	—	—
Conversion of redeemable preferred stock to common stock	(96,270,146)	(139,045)	9,996,039	10	139,035	—	—	139,045
Conversion of accumulated preferred stock dividends to common stock	—	(20,411)	3,654,791	4	20,407	—	—	20,411
Beneficial conversion of dividends		—	—	—	30,491	—	(30,491)	—
Dividends on preferred stock		5,625	-	—	(5,625)	—	-	(5,625)
Restricted stock grant		—	14,284	—		—		—
Stock-based compensation		—		—	754	—		754
Accretion of preferred stock to redemption value		59,934		—	(17,266)	—	(42,668)	(59,934)
Net proceeds from initial public offering		—	6,505,000	7	81,038	—		81,045
Unrealized gain on investments		—		—		24		24
Net loss		—		—		—	(2,854)	(2,854)
Comprehensive income		—		—		—		(2,830)
Balance at December 31, 2007		$ —	20,483,603	$ 24	$ 259,243	$ 24	$ (153,609)	$ 105,682

The accompanying notes are an integral part of these statements.

RUBICON TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS

IN THOUSANDS	YEAR ENDED DECEMBER 31, 2007	2006	2005
Cash flows from operating activities			
Net loss	$ (2,854)	$ (7,640)	$ (12,126)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation and amortization	3,355	3,091	3,069
Amortization of financing costs	11	17	225
Net loss on disposal of equipment	139	42	383
Asset impairment	—	933	—
Change in carrying value of convertible stock warrants	6,019	2,183	—
Stock-based compensation	754	62	—
Warrants issued for services	—	32	—
Interest expense related to accretion	769	352	1,494
Changes in operating assets and liabilities:			
Accounts receivable	(1,748)	(829)	466
Inventories	(891)	1,402	(1,572)
Spare parts	(397)	(53)	(293)
Prepaid expenses and other assets	(617)	(84)	167
Accounts payable	1,091	661	(1,233)
Accrued payroll	558	418	85
Deferred revenue	518	64	(398)
Corporate income and franchise taxes	310	18	11
Accrued and other current liabilities	90	(10)	312
Net cash provided by (used in) operating activities	7,107	659	(9,411)
Cash flows from investing activities			
Purchases of property and equipment	(10,564)	(2,373)	(4,141)
Proceeds from disposal of assets	30	45	—
Purchase of investments	(70,941)	—	—
Net cash used in investing activities	(81,475)	(2,328)	(4,141)
Cash flows from financing activities			
Proceeds from issuance of common stock in initial public offering, net of issuance costs of $3,650	81,045	—	—
Proceeds from sale of preferred stock	—	5,553	4,918
Proceeds from exercise of options	21	14	39
Restricted cash	9	(14)	—
Proceeds from line of credit	3,000	1,430	3,120
Payments on line of credit	(3,973)	(1,596)	(4,036)
Payments on capital lease obligations	(251)	(225)	(826)
Borrowings from preferred stockholders	—	—	7,500
Proceeds from issuance of long-term debt	5,100	—	4,000
Payments on long-term debt	(9,841)	(1,321)	(3,645)
Net cash provided by financing activities	**75,110**	**3,841**	**11,070**
Net increase (decrease) in cash and cash equivalents	742	2,172	(2,482)
Cash and cash equivalents, beginning of year	3,638	1,466	3,948
Cash and cash equivalents, end of year	$ 4,380	$ 3,638	$ 1,466
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ 845	$ 867	$ 1,178
Supplemental disclosures of non-cash transactions			
Capital assets acquired for capital lease obligations	—	123	400
Warrants issued with debt instruments	596		1,233
Conversion of debt to preferred stock	—		7,500
Reclassification of preferred stock warrants to liability	—	1,477	—
Conversion of convertible preferred stock warrant liability to common stock warrants	10,388		—
Conversion of redeemable preferred stock and accrued dividends to common stock	159,456		—
Dividend conversion feature	30,491		—
Restricted stock grant	189		—
Unrealized gain on investments	24		—

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

Rubicon Technology, Inc., a Delaware corporation (the "Company"), is an electronic materials provider that develops, manufactures and sells monocrystalline sapphire and other innovative crystalline products for LEDs, RFICs, blue laser diodes, optoelectronics and other optical applications. The Company maintains its operating facilities in the Chicago metropolitan area.

Initial public offering

On November 21, 2007, the Company completed its initial public offering (IPO) of common stock in which a total of 6,505,000 shares were sold at an issuance price of $14.00 per share. The Company raised a total of $91.1 million in gross proceeds from the IPO, or approximately $81.0 million in net proceeds after deducting underwriting discount and commissions of $6.4 million and estimated other offering costs of approximately $3.6 million. Upon the closing of the IPO, all shares of redeemable convertible preferred stock outstanding and preferred stock dividends automatically converted into 13,385,722 shares of common stock. Also, upon the closing of the IPO, 1,217,152 Series B preferred stock warrants, and 131,096 Series C preferred stock warrants were exercised on a "net exercise" basis, which resulted in the Company issuing 48,068 shares of common stock.
The remaining preferred stock warrants outstanding converted into 806,972 warrants to purchase common stock.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

Reverse stock split

All prior period common stock amounts have been retroactively adjusted to reflect a 1 for 13 reverse stock split effective August 30, 2007. As a result of this common stock split there was an automatic change in the conversion prices of all series of preferred stock and their related dividend conversion rates at the same 1 for 13 ratio.

Cash and cash equivalents

The Company considers all unrestricted highly liquid investments immediately available to be cash equivalents. Cash equivalents primarily consist of time deposits with banks, unsettled trades and brokerage money market accounts.

Restricted cash

At December 31, 2007 and 2006, in connection with certain credit agreements, the Company is required to maintain $5,000 and $15,781 of restricted certificates of deposit. At December 31, 2007 and 2006, the Company held $4,806 and $3,654 of employee funds as part of a flexible spending program.

Investments

The Company invests available cash primarily in investment grade commercial paper, corporate notes and government securities. Investments are classified as available-for-sale securities and are carried at fair market value with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Beginning in 2007, the company has invested in auction-rate securities with underlying investments in AAA rated securities. Auction-rate securities trade on a shorter term than the maturity date of the underlying instrument based on an auction bid that resets the interest rate of the security. The auction or reset dates occur at intervals of 30 days or less. Each investment is reviewed regularly to evaluate whether a decline in fair value is other than temporary. If the decline is other than temporary the investment is written down to fair market value with a charge to earnings. For purposes of determining realized gains and losses, the cost of securities sold is based on specific identification.

Accounts receivable

The majority of the Company's accounts receivable are due from manufacturers, primarily in the sapphire substrate polishing business, serving the LED industry. Credit is extended based on an evaluation of the customer's financial condition. Accounts receivable are due based on contract terms and at stated amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors including the length of time past due, the customer's current ability to pay and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The following table shows the activity of the allowance for doubtful accounts:

	YEAR ENDED DECEMBER 31,	
	2007	2006
Beginning balance	$ 146,460	$ 212,983
Charges (credits) to costs and expenses	42,617	(44,702)
Accounts charged off, less recoveries	—	(21,821)
Ending balance	$ 189,077	$ 146, 460

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method, and includes materials, labor and overhead. The Company reduces the carrying value of its inventories for differences between the cost and the estimated net realizable value, taking into account usage, expected demand, technological obsolescence and other information. Inventories are composed of the following:

	YEAR ENDED DECEMBER 31,	
	2007	2006
Raw materials	$1,215,244	$ 461,257
Work in progress	1,592,202	1,638,742
Finished goods	40,748	111,550
	2,848,194	2,211,549
Reserve for obsolescence and realization	(326,013)	(580,244)
	$2,522,181	$1,631,305

The following table shows the activity of the obsolescence and realization reserve:

	YEAR ENDED DECEMBER 31,	
	2007	2006
Beginning balance	$ 580,244	$ 159,770
Charges to costs and expenses	(254,231)	420,474
Ending balance	$ 326,013	$ 580,244

Property and equipment

Property and equipment consisted of the following:

	YEAR ENDED DECEMBER 31, 2007	2006
Machinery, equipment and tooling	$27,995,566	$23,161,219
Leasehold improvements	3,608,001	3,045,089
Furniture and fixtures	707,813	707,813
Information systems	545,983	545,983
Construction in progress	6,150,326	1,923,475
Total cost	39,007,689	29,383,579
Accumulated depreciation and amortization	(12,704,531)	(10,120,621)
Property and equipment, net	$26,303,158	$19,262,958

Property and equipment are carried at cost and depreciated over their estimated useful lives using the straight-line method. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and improvements are capitalized. Depreciation and amortization expense associated with property and equipment was $3,354,903, $3,091,043 and $3,067,730 for the years ended December 31, 2007, 2006 and 2005.

Construction in progress includes costs associated with the construction of furnaces and deposits made on equipment purchases. Interest costs capitalized were not significant for the years ended December 31, 2007, 2006 and 2005.

The estimated useful lives are as follows:

ASSET DESCRIPTION	LIFE
Machinery, equipment and tooling	3-10 years
Leasehold improvements	Lesser of life of lease or economic life
Furniture and fixtures	7 years
Information systems	3 years

The cost of property and equipment included above subject to capital leases was $402,130 and $536,724 at December 31, 2007 and 2006. Accumulated depreciation on these assets was $107,235 and $70,447 at December 31, 2007 and 2006.

Asset impairment

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets", property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. An impairment loss of $933,000 was recorded on long-lived assets removed from service during the year ended December 31, 2006. There were no impairment losses on long-lived assets for the years ended December 31, 2007 and 2005.

Warranty cost

The Company's sales terms include a warranty that its products will meet certain specifications and is based on terms that are generally accepted in the marketplace. The Company records a current liability for the expected cost of warranty-related claims at the time of sale. The warranty reserve is included in accrued and other current liabilities on the balance sheet.

The following table presents changes in the Company's product warranty liability:

	YEAR ENDED DECEMBER 31,	
IN THOUSANDS	2007	2006
Balance, beginning of period	$ 70	$ 50
Charged to cost of sales	111	352
Actual product warranty expenditures	(151)	(332)
Balance, end of period	$ 30	$ 70

Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and debt. The carrying values of these assets and liabilities approximate their fair values due to the short-term nature of these instruments at December 31, 2007 and 2006.

Concentration of credit risks and other risks and uncertainties

Financial instruments that could potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. At December 31, 2007 and 2006, the Company had $1,179,769 and $3,557,394 on deposit at a financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company performs periodic evaluation of this institution for relative credit standing. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk of loss on these balances.

The Company currently depends on a small number of suppliers for certain raw materials, components, services and equipment, including key materials such as aluminum oxide and certain furnace components. If the supply of these components were to be disrupted or terminated, or if these suppliers were unable to supply the quantities of raw materials required, the Company may have difficulty in finding or may be unable to find alternative sources for these items. As a result, the Company may be unable to meet the demand for its products, which could have a material adverse impact on the Company.

Concentration of credit risk related to revenue and accounts receivable is discussed in Note 4 below.

Revenue recognition

The Company recognizes revenue from product sales when earned in accordance with Staff Accounting Bulletin, ("SAB"), No. 104, "Revenue Recognition." Revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including:

> *Persuasive evidence of an arrangement exists.* The Company requires evidence of a purchase order with the customer specifying the terms and specifications of the product to be delivered, typically in the form of a signed quotation or purchase order from the customer.

> *Title has passed and the product has been delivered.* Title passage and product delivery generally occur when the product is delivered to a common carrier.

> *The price is fixed or determinable.* All terms are fixed in the signed quotation or purchase order received from the customer. The purchase orders do not contain rights of cancellation, return, exchange or refund.

> *Collection of the resulting receivable is reasonably assured.* The Company's standard arrangement with customers includes 30 day payment terms. Customers are subject to a credit review process that evaluates the customers' financial position and their ability to pay. Collectibility is determined by considering the length of time the customer has been in business and history of collections. If it is determined that collection is not probable, no product is shipped and no revenue is recognized unless cash is received in advance.

The Company does not provide maintenance or other services and does not have sales that involve multiple elements or deliverables as defined under Emerging Issues Task Force Issue ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables."

Shipping and handling costs

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", the Company records costs incurred in connection with shipping and handling products as cost of goods sold. Amounts billed to customers in connection with these costs are included in revenue and are not material for any of the periods presented in the accompanying financial statements.

Stock-based compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), Financial Accounting Standards Board's ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25" ("FIN 44") and FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", and had adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148").

Effective January 1, 2006, the Company adopted SFAS 123(R), "Share-Based Payment" ("SFAS 123R"), which revised SFAS 123, and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the statements of operations over the service period (generally the vesting period) of the grant. Upon adoption, the Company transitioned to SFAS 123R using the prospective transition method, under which only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of SFAS 123R and expense is only recognized in the consolidated statements of operations beginning with the first period that SFAS 123R is effective and continuing to be expensed thereafter. See Note 8 for further disclosure related to SFAS 123R.

Research and development

Research and development costs are expensed as incurred. Research and development expense was $769,421, $679,379 and $860,629 in 2007, 2006 and 2005.

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109", which became effective for the Company on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was not significant. As such, there are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accruals for interest and penalties as of December 31, 2007 and 2006, and has not recognized any interest or penalties in expense for the years ended December 31, 2007 and 2006. The Company is subject to taxation in the US and various state jurisdictions. Due to the existence of net operating loss carryforwards, all tax years are open to examination by tax authorities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Deferred tax assets and liabilities are provided for temporary differences between financial reporting and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws expected to be in effect when the differences will reverse. Deferred income taxes also arise from the future benefits of net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. A valuation allowance equal to 100% of the net deferred tax assets has been recognized due to uncertainty regarding the future realization of these assets.

Other comprehensive income

Other comprehensive income refers to revenue, expenses, gains and losses that, under US GAAP, are included in other comprehensive income (loss), but are excluded from net income (loss), as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. For the year ended December 31, 2007, the Company recorded an unrecognized gain on investments in accumulated other comprehensive income. The Company's net income (loss) is the same as other comprehensive income (loss) for the years ended December 31, 2006 and 2005.

Convertible preferred stock warrant liability

Effective January 1, 2006, the Company adopted FASB Staff Position ("FSP") 150-5, "Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable." FSP 150-5 requires the Company to classify its outstanding preferred stock warrants as liabilities as the warrants are exercisable into redeemable preferred shares. The fair value of warrants classified as liabilities is adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings. The Company's management determined the fair value of the preferred stock warrants at January 1, 2006 and at each subsequent reporting date. The methodology used to value the warrants was a Black-Scholes option-pricing model. The determination of the fair value using this model will be affected by assumptions regarding a number of complex and subjective variables. These variables include expected stock volatility over the contractual term of the warrants, risk-free interest rates, and the estimated fair value of the underlying preferred stock. The contractual term used was equal to the remaining contractual term of the warrants. The volatility was based on an analysis of a peer group of public companies. Historical price volatilities of these companies were evaluated over a period of time equal to the contractual term of the warrants. The risk-free interest rates were based on US Treasury zero-coupon rates in effect at each reporting period with terms consistent with the remaining contractual term of the warrants. The fair value of the underlying preferred stock at January 1, 2006 and at each subsequent reporting date was determined based upon management's valuation of the Company using market and income approaches and utilizing an option pricing methodology to allocate the Company valuation to each equity security. The allocated valuation amounts were then probability weighted as prescribed by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" based upon management's best estimates of an initial public offering or remaining private. At the IPO all preferred stock warrants were converted to common stock warrants (see note 6) and the liability value using the IPO price as an assumption in the Black-Scholes option-pricing model, was reclassified to equity.

Redeemable convertible preferred stock

The Company had issued various series of preferred stock. The holders of Series A, B, B-2, C, C-2, D, D-2, and E preferred stock had the option to sell their shares back to the Company at the greater of the original purchase price plus accrued and unpaid dividends, or the current fair market value of the shares plus accrued and unpaid dividends. As a result, the carrying value of the preferred stock was increased by an accretion amount each period so that the carrying amounts was equal to the greater of fair value plus accrued and unpaid dividends or the original cost plus accrued and unpaid dividends value for the Series A, B, B-2, C, C-2, D, D-2, and E preferred stock. The accreted amounts were recorded to additional paid-in capital, if any, and then to accumulated deficit (See Note 7). At the IPO, the option to sell was terminated and the related accretion of the preferred shares was transferred to additional paid-in-capital.

Net loss per common share attributable to common stockholders

Net loss per share of common stock is as follows for the years ended December 31, 2007, 2006 and 2005:

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Net loss per common share:			
Basic and diluted:			
Loss before cumulative effect of change in accounting principle	$ (1 14)	$ (29.69)	$ (49 48)
Cumulative effect of change in accounting principle	—	(0.89)	—
Net loss	$ (1.14)	$ (30.58)	$ (49.48)
Net loss attributable to common stockholders	$ (27.22)	$ (146 57)	$ (47.52)
Weighted average common shares outstanding used in:			
Basic and diluted	2,513,487	249,843	245,073

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted-average number of dilutive common shares outstanding during the period. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any common stock equivalents from redeemable preferred stock, outstanding stock options and warrants based on the treasury stock method.

Diluted net loss and net loss attributable to common stockholders per share is the same as basic net loss attributable to common stockholders per share in the years ended December 31, 2007, 2006 and 2005, since the effects of potentially dilutive securities are anti-dilutive.

The number of anti-dilutive shares excluded from the calculation of diluted net loss per share is as follows as of December 31:

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Preferred stock	—	96,270,146	76,351,521
Warrants	795,845	9,378,628	8,816,041
Stock options	1,710,494	1,096,225	557,597
	2,506,339	106,744,999	85,725,159

Recent accounting pronouncements

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to materially effect its results of operations or financial position.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to measure at fair value many financial instruments and certain other items on an instrument-by-instrument basis that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to materially affect its results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for us beginning January 1, 2009. We are currently evaluating the potential impact that SFAS No. 160 will have on our financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), "Business Combinations." This Statement replaces FASB Statement No. 141, "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquiring company: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) further changes the accounting treatment for certain specific items, including: acquisition costs will be generally expensed as incurred; acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies; in-process research and development (IPRD) will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) applies prospectively to our business combinations for which the acquisition date is on or after January 1, 2009.

Reclassifications

Certain prior period amounts on the balance sheet have been reclassified to conform to the current period presentation.

2. SEGMENT INFORMATION

The Company has determined that it operates in only one segment in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", as it only reports profit and loss information on an aggregate basis to its chief operating decision maker.

Revenue is attributed by geographic region based on ship-to location of the Company's customers. The following table summarizes revenue by geographic region:

	YEAR ENDED DECEMBER 31,		
IN THOUSANDS	2007	2006	2005
Asia	$ 24,605	$ 18,111	$ 14,106
North America	8,682	2,211	1,845
Europe	823	430	364
Revenue	$ 34,110	$ 20,752	$ 16,315

3. INVESTMENTS

Investments are available-for-sale securities recorded at fair value and unrealized gains and losses are reported as part of accumulated other comprehensive income (loss).

The following table presents the amortized cost, and gross unrealized gains and losses on all securities at December 31, 2007:

	AVAILABLE-FOR-SALE-SECURITIES			
IN THOUSANDS	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Treasury securities and agency (taxable)	$ 5,500	$ 4	$ —	$ 5,504
States and political subdivisions (taxable)	14,700	—	—	14,700
Commercial Paper (taxable)	50,741	20	—	50,761
Total available-for-sale securities	$ 70,941	$ 24	—	$ 70,965

The net carrying value and estimated fair value of available-for-sale securities at December 31, 2007, by contractual maturity, were as follows:

	COST	FAIR VALUE
Due in one year or less	$67,741	$67,765
Due after one year through three years	—	—
Due after three years	$3,200	$3,200

4. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2007, we had three customers that accounted for approximately 26%, 21% and 15% of our revenue. For the year ended December 31, 2006, we had three customers that accounted for approximately 27%, 17% and 14% of our revenue. For the year ended December 31, 2005, we had two customers that accounted approximately for 36% and 12% of our revenue.

Customers individually representing more than 10% of trade receivables accounted for approximately 69% and 66% of accounts receivable as of December 31, 2007 and 2006. The Company grants credit to customers based on an evaluation of their financial condition. Losses from credit sales are provided for in the financial statements.

5. CREDIT ARRANGEMENTS

Long-term debt

The Company entered into a 2-1/2-year term loan in October 2003 with a lending institution used as general and equipment financing. The initial commitment under the agreement was $8,000,000. Draws were made on this financing from October 2003 to June 2004. Each loan was for a 30-month term with equal monthly payments of principal and interest payable over the life of the loan. Each loan included an additional interest charge ranging from 0.5682% to 0.5696% due as a terminal payment paid in the last month of the loan. On March 31, 2005, the Company amended its agreement to obtain an additional $4,000,000 general financing term loan. Payments of principal and interest commenced May 2005, with an initial payment of $140,831. The loan included 35 equal payments of $97,399 and a final balloon payment of $1,497,399, due May 1, 2008. Under the terms of the agreement, warrants to purchase 131,096 Series C preferred shares at $0.7628 per share were issued (Note 7). Upon the Company's IPO, the warrants were net exercised for 5,380 shares of common stock.

In December 2005, the Company entered into a restructuring agreement with the lender to suspend monthly principal payments until December 2006. All terminal payments were extended for 12 months, with the exception of the balloon payment, which remained due on May 1, 2008. The remaining principal balance on the $4,000,000 extension loan was restructured as 17 equal payments of principal and interest of $112,700 commencing December 1, 2006 with a final principal balloon payment of $2,263,402 due on May 1, 2008. In addition, warrants to purchase 2,298,645 Series E preferred shares at $0.2806 per share were issued (Note 7). Upon the Company's IPO, the warrants were converted into 176,818 common stock warrants. Interest rates were increased by 300 basis points. The interest rate would decrease by 300 basis points in December 2006, if the Company achieved positive earnings before interest, taxes, depreciation and amortization ("EBITDA") for the fiscal quarter ending on December 31, 2006. At December 31, 2006, the Company achieved the required positive EBITDA. The agreement includes monthly operating EBITDA, revenue and capital expenditure covenants measured on a rolling two-month basis. At December 31, 2006, the Company was in compliance with the covenants of the agreement.

On April 9, 2007, the Company entered into a three year $12,000,000 term loan. An initial draw of $5,093,674 was used to retire all outstanding term debt, line of credit debt, terminal payments and debt fees. The term loan had an interest only period through October 13, 2007 which was extended for two quarters as the Company met the required trailing quarterly EBITDA of excess of $500,000. The term loan interest rate was prime plus 3.375%. Series E warrants to purchase 1,710,620 shares of Series E Preferred Stock were issued as part of this transaction. These warrants had an estimated fair market value of $596,151 at issuance. On November 26, 2007, the new terms loans were retired with proceeds from the IPO and the agreement was terminated. At the IPO date the Series E warrants were converted into 131,586 common stock warrants.

Long-term debt consists of:

	AS OF DECEMBER 31, 2007	2006
Term loans at effective interest rates of 8.56% to 9.25%, including $243,985 at 2006 of accreted terminal payments, maturing at various dates from May 1, 2007 through December 1, 2007	$ —	$ 1,255,018
Term loan at 12.14% effective interest rate, including $2,263,402 at 2006 balloon payment, matures May 1, 2008	—	3,475,027
Capital lease obligations	—	293,760
Less unamortized warrants	—	(172,810)
Total long-term debt and capital lease obligations	$ —	$ 4,850,995
Less current maturities	—	(2,272,957)
Long-term debt and capital lease obligations, less current maturities	$ —	$ 2,578,038

The loans were collateralized by a blanket security agreement, which includes all the assets of the Company.

Letter of credit

At December 31, 2006, the Company had a $10,781 letter of credit with a bank for the purpose of securing a lease on office space the Company has sublet which was secured by a restricted certificate of deposit. On October 31, 2007 the lease on the office space and the related letter of credit expired.

Lines of credit

The Company had borrowings of $241,006 at December 31, 2006 from a lending institution under the terms of a secured accounts receivable revolving line of credit agreement. The agreement also included an option to finance up to $8,000,000 for the acquisition of equipment. On March 31, 2005, the amount of borrowings available under this line of credit was established at $3,000,000. At December 31, 2006, borrowings bore interest at the US prime rate (effective rate of 8.25% at December 31, 2006) plus 2.0%.

As part of the December 2005 restructuring, a line of credit was added to the loan agreement for up to 50% of eligible inventory, not to exceed $1,500,000. Borrowings under this line bore interest at the US prime rate (effective rate of 8.25% at December 31, 2006) plus 2.0%. At December 31, 2006, $731,665 was outstanding on this line of credit. On April 9, 2007 the Company entered into a one year $4,000,000 accounts receivable and inventory line of credit with a different lender. Proceeds were used to retire all outstanding line of credit debt under the previous agreement. The line of credit interest rate was prime plus .25%. On November 26, 2007, the line of credit was retired with proceeds from the IPO and the agreement was terminated.

Capital lease obligations

The Company leases certain machinery and equipment for use in the business. On March 6, 2005, the Company entered into a $400,000, 36 month capital lease agreement to purchase machinery. The lease bears an interest rate of 21.57% and is payable in monthly payments of principal and interest of $14,920. On April 4, 2006, the Company entered into a $17,485 capital lease agreement to purchase equipment. The lease was payable in 12 monthly payments of $1,457. On September 25, 2006, the Company entered into a $101,958 capital lease agreement to purchase equipment. A down payment of $10,545 was made on signing. The remainder of the lease was payable in three equal installments of $31,583 commencing on January 25, 2007. The lease bore an interest rate of 5.86%.

Future maturities of capital lease obligations are as follows:

	YEAR ENDING DECEMBER 31, 2008
Total minimum lease payments	$44,761
Amount representing interest	(1,563)
Present value of minimum lease payments, including current portion	**$43,198**

6. STOCKHOLDERS' EQUITY (DEFICIT), REDEEMABLE STOCK CONVERSIONS, ACCRUED DIVIDEND CONVERSIONS AND WARRANT CONVERSIONS.

COMMON STOCK—As of December 31, 2007, the Company had 85,000,000 shares of common stock authorized with a par value of $0.001 and the Company had reserved 1,710,494 shares of common stock for issuance upon the exercise of outstanding common stock options. Also, 2,020,685 shares of the Company's common stock were reserved for future grants of stock options (or other similar equity instruments) under the Company's 2001 Equity Plan and 2007 Stock Incentive Plan as of December 31, 2007. In addition, 795,845 shares of the Company's common stock were reserved for future exercise of outstanding warrants as of December 31, 2007.

On November 21, 2007, the Company completed an IPO of 6,505,000 shares of its common stock (including the underwriters' exercise of their over-allotment option) at a public offering price of $14.00 per share. Net cash proceeds from the initial public offering were $81 million after deducting offering costs.

REDEEMABLE STOCK CONVERSIONS—On August 28, 2007, 370,000 shares of Series A redeemable convertible preferred stock was converted into 204,826 shares of common stock. In addition, holders of the Series A redeemable convertible preferred stock were entitled to receive dividends. The dividends that accrued through August 28, 2007, the conversion date, were $578,923 and were paid out in the form of 60,252 shares of common stock.

In addition, in connection with the completion of the IPO on November 21, 2007, and pursuant to the amended and restated articles of incorporation of the Company, all outstanding shares of redeemable convertible preferred stock (Series A, B, B-2, C, C-2, D, D-2 and E) were converted into an aggregate of 9,791,183 shares of common stock as follows:

PREFERRED STOCK SERIES	AMOUNT OF COMMON SHARES
Series A Conversion	885,187
Series B Conversion	880,403
Series B-2 Conversion	2,149,614
Series C Conversion	262,999
Series C-2 Conversion	1,280,823
Series D Conversion	86,126
Series D-2 Conversion	655,403
Series E Conversion	3,590,628
	9,791,183

ACCRUED DIVIDEND CONVERSIONS—Holders of all redeemable convertible preferred stock were entitled to receive dividends. Such dividends accrued through November 21, 2007, the closing date of the IPO and were paid out in the form of shares of common stock as follows:

PREFERRED STOCK SERIES	ACCUMULATED DIVIDENDS	COMMON SHARES ISSUED UPON CONVERSION
Series A	$ 2,624,510	273,150
Series B	4,099,085	563,061
Series B-2	4,930,453	1,351,623
Series C	925,926	95,106
Series C-2	3,569,436	472,179
Series D	186,488	22,334
Series D-2	1,139,112	170,807
Series E	2,357,495	646,279
	$19,832,505	**3,594,539**

WARRANT CONVERSIONS—During 2007, preferred stock warrants were granted, exercised and expired as follows:

	SERIES A	SERIES B	SERIES B-2	SERIES C	SERIES E
Preferred stock warrants outstanding at December 31, 2007	17,000	1,792,351	647,379	131,096	6,790,802
Granted	—	—	—	—	1,710,620
Exercised	—	(1,217,152)	—	(131,096)	—
Preferred stock warrants outstanding on November 21, 2007	**17,000**	**575,199**	**647,379**	**—**	**8,501,422**
Conversion to common stock warrants upon IPO	**9,410**	**44,243**	**99,377**	**—**	**653,942**

1,217,152 Series B warrants and 131,096 Series C warrants were exercised in full in connection with the IPO on a "net exercise" basis, which resulted in the Company issuing 48,068 shares of common stock to the warrant holders.

7. REDEEMABLE EQUITY AND STOCKHOLDERS' EQUITY

The following are descriptions of the Series E, D, C, B and A redeemable convertible preferred stock and the Series E, C, B-2, B and A preferred stock warrants. All classes of redeemable convertible preferred stock were converted into common stock on November 21, 2007, the date the Company completed its IPO.

As of December 31, 2006 and 2005, the Company had redeemable convertible preferred stock, as follows:

	AS OF DECEMBER 31,	
IN THOUSANDS, OTHER THAN SHARE DATA	2006	2005
Authorized shares	139,786	129,895
Outstanding shares:		
Series A	1,969	1,969
Series B	11,445	11,445
Series B-2	14,001	14,001
Series C	3,357	3,357
Series C-2	12,693	12,693
Series D	865	865
Series D-2	5,258	5,258
Series E	46,682	26,764
Total outstanding shares	96,270	76,352
Liquidation amounts:		
Series A	$ 18,358	$ 17,733
Series B and B-2	32,464	30,521
Series C and C-2	15,368	13,971
Series D and D-2	5,884	5,350
Series E	20,749	11,300
Total liquidation amounts	$ 92,823	$ 78,875

IN THOUSANDS	2006	2005
Cumulative proceeds, net of issuance costs:		
Series A	$ 10,473	$ 10,473
Series B and B-2	14,204	14,204
Series C and C-2	12,142	12,142
Series D and D-2	4,982	4,982
Series E	12,989	7,436
Total cumulative proceeds, net of issuance costs	$ 54,790	$ 49,237

The Company issued various series of preferred stock. At anytime after December 15, 2008, the holders of Series E, D, D-2, C, C-2, B, B-2 and A preferred stock had the option to sell their shares back to the Company at the greater of original purchase price plus accrued and unpaid dividends, or the current fair market value of the shares plus accrued and unpaid dividends. As a result, the carrying value of the preferred stock was increased by an accretion each period so that the carrying amounts will equal the greater of original purchase price plus accrued and unpaid dividends, or the current fair market value of the shares plus accrued and unpaid dividends for the Series E, D, D-2, C, C-2, B, B-2 and A preferred stock. The accreted amounts were recorded to additional paid-in capital, if any, and then to accumulated deficit. The accretion recorded during 2007 was recorded to bring the carrying value of the redeemable convertible preferred stock to their redemption values as of November 21, 2007, the date the company completed its IPO and converted all of the redeemable convertible preferred stock outstanding into common stock.

As of December 31, 2005, the excess of fair market value of the Company's Series B and B-2 preferred stock over the original purchase price plus accrued and unpaid dividends decreased by $5,161,000 from December 31, 2004. This decrease was primarily offset by an increase in fair market value of the Company's Series E preferred stock over the same period to arrive at the net credit balance for accretion of redeemable preferred stock of $4,404,000 for the year ended December 31, 2005.

Dividend conversion feature

The Company's redeemable convertible preferred stock provided that the holder, at their discretion, could require the conversion of accumulated dividends into either cash or common stock based upon stated conversion rates. Accordingly, in accordance with EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", any excess of the fair value of common stock the holder would receive over the accumulated dividends is recorded as the dividends are accrued. At December 31, 2006 and November 21, 2007, the IPO date, the accumulated dividends were greater than the value of the shares the holder would receive upon conversion. At the closing of the IPO accumulated dividends were converted to common stock.

Series E redeemable convertible preferred stock

During 2005, the Company sold 26,762,892 shares of its Series E preferred stock at $0.2806 per share. In November 2005, 19,601,160 of those shares were issued simultaneously with the first sale of the Series E stock, as a result of the automatic conversion of $5,500,000 of principal under certain promissory notes issued by the Company from August 2005 through October 2005. In connection with the promissory notes, the Company issued detachable warrants, the number and exercise price of which were not known until the completion of the subsequent financing in November 2005. The Company recorded the fair value of the warrants of $773,621 and beneficial interest upon conversion of $678,000. The remaining 7,161,732 shares were sold in November and December 2005. In early 2006, the Company sold 19,918,625 shares of its Series E preferred stock at $0.2806 per share.

Each share of Series E preferred stock had a $0.001 par value. Each share of Series E preferred stock was entitled to a liquidation preference equal to $0.4210 per share plus any accrued but unpaid dividends on such share. The liquidation preference on the Series E was payable in preference to the payment of all liquidation preferences on all other series of preferred stock of the Company and participated pro rata with the common stock and the other series of preferred stock in any remaining assets of the Company after payment of all the liquidation preferences on outstanding preferred stock.

Each share of Series E preferred stock accrued cumulative dividends at a rate of $0.02806 per annum, compounded annually. At December 31, 2006, accumulated and undeclared dividends were $1,096,021. Each outstanding share of the Series E stock was convertible into 0.0769 share of the Company's common stock and, at the option of the holder, accrued dividends on such share were convertible into shares of common stock at the rate of $3.6478 per share. The holders of Series E preferred stock were entitled to vote on all matters on which holders of the Company's common stock were entitled to vote, voting on an as-converted basis, except as the holders of common stock are entitled to vote as a separate class of stock as provided by law or the Company's certificate of incorporation.

Series D redeemable convertible preferred stock

During 2005, the Company sold 6,123,619 shares of its Series D preferred stock at $0.8312 per share. Of those shares, 2,514,388 were issued simultaneously with the first sale of the Series D stock, as a result of the automatic conversion of $2,000,000 of principal under certain promissory notes issued by the Company in March 2005.

In connection with the sales of Series E preferred stock of the Company, certain holders participating in the Series E offering were entitled to and exchanged 5,258,432 shares of Series D stock for 5,258,432 shares of a newly authorized series of preferred stock called Series D-2 preferred stock. The terms, rights and preferences of the Series D stock and the Series D-2 stock were identical except for the rate by which such stock and related dividends were convertible into common stock of the Company. More specifically, the Series D stock was not entitled to any anti-dilution adjustment to the rate by which the Series D stock was convertible into common stock by reason of the issuance of the Series E stock.

Each share of Series D and D-2 preferred stock had a $0.001 par value. In liquidation, each share of Series D and D-2 preferred stock was entitled to a liquidation preference equal to $0.8312 per share plus any accrued but unpaid dividends on such share. The liquidation preference on the Series D and D-2 stock was payable only after payment in full of the liquidation preference payable with respect to the Series E stock, but in preference to the payment of all liquidation preferences on all other series of Company's preferred stock. After payment of all the liquidation preferences attributable to the preferred stock, the holders of the outstanding Series D and D-2 stock participated pro rata with the common stock and each other series of preferred stock in the distribution of any remaining assets of the Company.

Each share of Series D and D-2 preferred stock accrued cumulative dividends at a rate of $0.08312 per annum, compounded annually. At December 31, 2006, accumulated and undeclared Series D-2 and D dividends were $682,086 and $112,226, respectively. Each outstanding share of the Series D stock was convertible into 0.0995 shares of the Company's common stock and, at the option of the holder; accrued dividends on such share were convertible into shares of common stock at the rate of $8.3499 per share. Each outstanding share of the Series D-2 stock was convertible into 0.1246 shares of the Company's common stock and, at the option of the holder, accrued dividends on such share were convertible into shares of common stock at the rate of $6.669 per share. The holders of Series D and D-2 preferred stock were entitled to vote on all matters on which holders of the Company's common stock were entitled to vote, voting on an as-converted basis, except as the holders of common stock were entitled to vote as a separate class of stock as provided by law or the Company's certificate of incorporation.

Series C redeemable convertible preferred stock

In 2005, in connection with the sales of Series E preferred stock of the Company, certain holders participating in the Series E offering were entitled to and exchanged 12,693,013 outstanding shares of Series C preferred stock for 12,693,013 shares of a newly authorized series of preferred stock called Series C-2 preferred stock. The terms, rights and preferences of the Series C stock and the Series C-2 stock were identical except for the rate by which such stock and related dividends were convertible into common stock of the Company. More specifically, the Series C stock was not entitled to any anti-dilution adjustment to the rate by which the Series C stock was convertible into common stock by reason of the issuance of the Series E stock.

Each share of Series C and C-2 preferred stock had a $0.001 par value. In liquidation, each share of Series C and C-2 preferred stock was entitled to a liquidation preference equal to $0.7628 per share plus any accrued but unpaid dividends on such share. The liquidation preference on the Series C and C-2 stock was payable only after payment in full of the liquidation preference payable with respect to the Series E, D and D-2 stock but in preference to the payment of all liquidation preferences on all other series of the Company's preferred stock. After payment of all the liquidation preferences attributable to the preferred stock, the holders of the outstanding Series C and C-2 stock participated pro rata with the common stock and each of the other series of preferred stock in the distribution of any remaining assets of the Company.

Each share of Series C and C-2 preferred stock accrued cumulative dividends at a rate of $0.07628 per annum, compounded annually. At December 31, 2006, accumulated and undeclared Series C-2 and C dividends were $2,471,861 and $653,662, respectively. Each outstanding share of the Series C stock was convertible into 0.0784 shares of the Company's common stock and, at the option of the holder, accrued dividends on such share were convertible into shares of common stock at the rate of $9.7357 per share. Each outstanding share of the Series C-2 stock was convertible into 0.1009 shares of the Company's common stock and, at the option of the holder, accrued dividends on such share were convertible into shares of common stock at the rate of $7.5595 per share. The holders of Series C and C-2 preferred stock were entitled to vote on all matters on which holders of the Company's common stock were entitled to vote, voting on an as-converted basis, except as the holders of common stock were entitled to vote as a separate class of stock as provided by law or the Company's certificate of incorporation.

Series B redeemable convertible preferred stock

In 2005, in connection with the sales of Series E preferred stock of the Company, certain holders participating in the Series E offering were entitled to and exchanged 14,001,191 outstanding shares of Series B stock for 14,001,191 shares of a newly authorized series of preferred stock called Series B-2 stock. The terms, rights and preferences of the Series B stock and the Series B-2 stock were identical except for the amount of the liquidation preference and the rate by which such stock and related dividends were convertible into common stock of the Company. The Series B stock was not entitled to any anti-dilution adjustment to the rate by which the Series B stock was convertible into common stock by reason of the issuance of the Series E stock.

Each share of Series B and B-2 preferred stock had a $0.001 par value. In liquidation, each share of Series B preferred stock was entitled to a liquidation preference equal to $0.8415 per share and each share of Series B-2 preferred stock was entitled to a liquidation preference equal to $1.122 per share, in each case plus any accrued but unpaid dividends on such share. The liquidation preference on the Series B and B-2 stock was payable only after payment in full of the liquidation preference payable with respect to the Series E, D, D-2, C and C-2 stock but in preference to the payment of all liquidation preferences on shares of the Company's Series A preferred stock. After payment of all the liquidation preferences attributable to the preferred stock, the holders of the outstanding

Series B and B-2 stock participated pro rata with the common stock and each of the other series of preferred stock in the distribution of any remaining assets of the Company.

Each share of Series B and B-2 preferred stock accrued cumulative dividends at a rate of $0.056 per annum, compounded annually. At December 31, 2006, accumulated and undeclared Series B-2 and B dividends were $3,919,698 and $3,204,148, respectively. Each outstanding share of the Series B stock was convertible into 0.0769 share of the Company's common stock and, at the option of the holder; accrued dividends on such share were convertible into shares of common stock at the rate of $7.28 per share. Each outstanding share of the Series B-2 stock was convertible into 0.1535 shares of the Company's common stock and, at the option of the holder, accrued dividends on such share were convertible into shares of common stock at the rate of $3.6478 per share. The holders of Series B and B-2 preferred stock were entitled to vote on all matters on which holders of the Company's common stock were entitled to vote, voting on an as-converted basis, except as the holders of common stock were entitled to vote as a separate class of stock as provided by law or the Company's certificate of incorporation.

Series A redeemable convertible preferred stock

Each share of Series A stock had a $0.001 par value. In liquidation, each share of Series A stock was entitled to a liquidation preference equal to $7.9785 per share plus any accrued but unpaid dividends on such share. The liquidation preference on the Series A stock was payable only after payment in full of the liquidation preference payable with respect to all of the other outstanding series of preferred stock. After payment of all the liquidation preferences attributable to the preferred stock, the holders of the outstanding Series A stock participated pro rata with the common stock and each of the other series of preferred stock in the distribution of any remaining assets of the Company, except that the holders of Series A were limited in their further distribution pursuant to a formula set forth in the Company's certificate of incorporation.

Each share of Series A preferred stock accrued cumulative dividends at a rate of $0.26595 per annum, compounded annually. At December 31, 2006, accumulated and undeclared Series A dividends were $2,647,658. Each outstanding share of the Series A stock was convertible into 0.5536 shares of the Company's common stock and, at the option of the holder, accrued dividends on such share were convertible into shares of common stock at the rate of $9.6083 per share. The holders of Series A preferred stock were entitled to vote on all matters on which holders of the Company's common stock were entitled to vote, voting on an as-converted basis, except as the holders of common stock were entitled to vote as a separate class of stock as provided by law or the Company's certificate of incorporation.

Warrants

At December 31, 2006, the Company had 6,790,802, 131,096, 647,379, 1,792,351 and 17,000 warrants outstanding for the purchase of the Company's Series E, C, B-2, B and A preferred stock at a price per share of $0.2806, $0.7628, $0.56, $0.56 and $5.319. The warrants were net exercised or converted to common stock at the closing of the IPO, as described in Note 6. All warrant holders had the option to convert the warrants into a number of shares determined by dividing (a) the aggregate fair market value of the shares issuable upon exercise of the warrant less the aggregate warrant price of such shares by (b) the fair value of one share. In addition, certain warrants contained an automatic exercise provision whereby the warrants were deemed automatically exercised immediately before the expiration or termination of the warrant if the fair value of one share of either (a) the preferred stock subject to the warrant or (b) the Company's common stock issuable upon conversion, was greater than the warrant price.

As discussed in Note 1, in 2006, the Company adopted FSP 150-5 resulting in the reclassification of the carrying value of the preferred stock warrants as a liability and began recording the warrants at fair value at each reporting period with any increase or decrease in fair value reported in other income (expense). For the year ended December 31, 2006, $221,000 was recorded as the cumulative effect of change in accounting principle and $1,962,000 was recorded in other income (expense) as the change in value for the year. The assumptions used in the Company's Black-Scholes option pricing model for Series E, C, B-2, B and A warrants at January 1, 2006 upon the adoption of FSP 150-5 were: (i) remaining contractual term of 2.1 to 9.9 years; (ii) risk-free interest rates of 4.82% to 4.86%; (iii) expected volatility from 50% to 79%; and (iv) no expected dividend yield. The assumptions used in the Company's Black-Scholes option pricing model for Series E, C, B, B-2 and A warrants at December 31, 2006 were : (i) remaining contractual term of 1.3 to 9.1 years; (ii) risk-free interest rates of 4.70% to 5%; (iii) expected volatility of 47% to 76%; and (iv) no expected dividend yield.

During 2007 the Company issued warrants to purchase 1,710,620 shares of Series E preferred stock in conjunction with procurement of long-term debt. Upon the closing of the Company's IPO, the Series E preferred stock warrants were converted into 131,606 common stock warrants, as described in Note 6. The warrants have an exercise price $3.6478 per share, and expire November 21, 2010. The estimated fair value of $596,151 was recorded as a reduction on the amount of the loan at the time the warrants were granted. Upon the closing of the IPO, the loan was repaid and the discount was charged to interest expense.

During 2006, the Company issued warrants to purchase 571,988 shares of its Series E preferred stock in conjunction with a loan guarantee and an executive search. Upon the closing of the Company's IPO, the Series E preferred stock warrants were converted into 43,997 common stock warrants as described in Note 6. The warrants have an exercise price of $3.6478, are immediately exercisable, and expire 10 years from the date of issuance. The fair value of the warrants of $81,230 and $31,648 was recorded as interest and recruiting expense.

During 2005, the Company issued warrants to purchase 3,920,169 shares of its Series E preferred stock in conjunction with the issuance of $5,500,000 of convertible promissory notes issued by the Company to investors from August 2005 through October 2005. Upon the closing of the Company's IPO, the Series E preferred stock warrants were converted into 301,541 common stock warrants, as described in Note 6. The warrants have an exercise price of $3.6478, are immediately exercisable, and expire 10 years from the date of issuance. The fair value of the warrants of $773,621 and the value of the beneficial conversion feature contained in the notes of $678,000 were recorded as a debt discount at the time the warrants were granted. Interest expense in the amount of $1,451,621 was recorded in 2005 to reflect accretion of the loan.

During 2005, the Company issued warrants to purchase 2,298,645 shares of its Series E preferred stock in conjunction with the restructuring of loans. Upon the closing of the Company's IPO, the Series E preferred stock warrants were converted into 176,818 common stock warrants, as described in Note 6. The warrants have an exercise price of $3.6478, are immediately exercisable, and expire 10 years from the date of issuance. The fair value of the warrants, $454,575, was recorded as a reduction in the amount of the loan at the time the warrants were granted. Interest expense in the amount of $172,810, $260,165 and $21,600 were recorded in 2007, 2006 and 2005 to reflect accretion of the loan.

During 2005, the Company issued warrants to purchase 131,096 shares of its Series C preferred stock in conjunction with the procurement of loans. The fair value of the warrants, approximately $5,565, was recorded as a reduction in the amount of the loan at the time the warrants were granted. Interest expense in the amount of $5,565 was recorded in 2005 to reflect accretion of the loan. The warrants were exercised in full in connection with the IPO on a "net exercise" basis, resulting in the issuance of 3,128 shares of common stock.

During 2003, the Company issued warrants to purchase a total of 2,238,837 shares of its Series B preferred stock in conjunction with the procurement of loans. The fair value of the warrants, approximately $47,000, was recorded as a debt discount at the time the warrants were granted. Interest expense in the amount of $15,647 was recorded in 2005 and 2004 to reflect the accretion of the loan. In 2005, in connection with the Company's Series E preferred stock financing, holders of 647,379 of the warrants to purchase Series B preferred stock converted their warrants to warrants to purchase shares of Series B-2 preferred stock. Upon the closing of the IPO, 1,217,152 of Series B preferred stock warrants were exercised in full on a "net exercise" basis, which resulted in the issuance of 44,940 shares of common stock and 575,199 of the Series B preferred stock warrants were converted into 44,243 common stock warrants. The Series B-2 preferred stock warrants were converted into 99,377 common stock warrants. The exercise price and expiration dates of the common stock warrants is as follows:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRATION DATE
36,839	$3.6478	April 15, 2008
36,839	$3.6478	June 10, 2008
25,699	$3.6478	June 19, 2008

During 2002, the Company issued warrants to purchase 200,893 shares of its Series B preferred stock in conjunction with the procurement of loans. Upon the closing of the IPO, these Series B preferred stock warrants were converted into 15,452 common stock warrants. Subsequent to the IPO, 1,717 of these common stock warrants were converted into 1,074 shares of common stock on a "net exercise" basis. The warrants have an exercise price of $7.28, are immediately exercisable, and expire on November 12, 2012. The fair value of the warrants, approximately $78,000, was recorded as a reduction in the amount of the loan at the time the warrants were granted. The loans were repaid during 2003 and approximately $56,000 of unamortized warrants was recorded as interest expense.

During 2001, the Company issued warrants to purchase 894,367 shares of its Series A preferred stock in conjunction with the procurement of loans. During 2002, the Company canceled 867,966 of the warrants for no value and 9,401 warrants expired in 2006. Upon the closing of the IPO, the remaining 17,000 Series A preferred stock warrants were converted into 9,410 common stock warrants. Subsequent to the IPO, these common stock warrants were converted into 4,761 shares of common stock on a "net exercise" basis.

The fair value of warrants issued in 2006 and 2005 were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.39%, zero dividend yield, expected lives through the expiration dates, and volatility of 84%. The fair value of warrants issued from 2001 to 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.8%, no dividend yield, expected lives through the expiration dates, and volatility of 65%.

8. STOCK INCENTIVE PLANS

The Company sponsors a stock option plan, the 2001 Equity Plan (the "2001 Plan"), which allows for the grant of incentive and nonqualified stock options for the purchase of common stock. Each option entitles the holder to purchase one share of common stock at the specified option exercise price. The exercise price of each incentive stock option granted must not be less than the fair market value on the grant date. At the discretion of management and with the approval of the Board of Directors, the Company may grant options under the 2001 Plan. Management and the Board of Directors determine vesting periods and expiration dates at the time of the grant.

In August 2007, the Company adopted the 2007 Stock Incentive Plan (the "2007 Plan"), which allows for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and bonus shares. The maximum number of shares which may be awarded or sold under the 2007 Plan is 2,307,692 shares. The Board of Directors appoints a committee to administer the plan. The plan committee determines the type of award to be granted, the fair market value, the number of shares covered by the award, and the time when the award vests and may be exercised.

The following table summarizes the activity of the stock incentive and equity plans:

	SHARES AVAILABLE FOR GRANT	NUMBER OF OPTIONS OUTSTANDING	WEIGHTED-AVERAGE OPTION EXERCISE PRICE	NUMBER OF RESTRICTED STOCK SHARES ISSUED
Outstanding at December 31, 2004	30,662	637,164	$ 3.51	
Authorized	665,615	—		
Granted	(31,058)	31,058	4.94	
Exercised	—	(21,163)	1.82	
Canceled/forfeited	89,462	(89,462)	3.64	
Outstanding at December 31, 2005	754,681	557,597	3.51	
Authorized	149,052	—		
Granted	(912,456)	912,456	0.85	
Exercised	—	(2,885)	4.94	
Canceled/forfeited	362,722	(370,943)	3.26	
Outstanding at December 31, 2006	353,999	1,096,225	1.41	
Authorized	2,307,692	—		
Granted	(783,409)	769,125	11.40	14,284
Exercised	—	(12,453)	1.66	
Canceled/forfeited	142,403	(142,403)	1.80	
Outstanding at December 31, 2007	2,020,685	1,710,494	$ 5.87	14,284

The following table sets forth option grants made during 2007 with intrinsic value calculated based on grant date fair value.

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE	INTRINSIC VALUE PER SHARE
June 2007	251,635	$ 8.45	—
August 2007	198,040	8.45	—
November 2007	207,692	14.00	—
December 2007	111,758	17.60 - 18.50	—

At December 31, 2007, the exercise prices of outstanding options was as follows:

EXERCISE PRICE	Number of options outstanding	Average remaining contractual life (years)	Number of options exercisable
$ 0.78	335,204	8.51	82,551
0.91	471,022	8.01	471,022
1.56	24,615	5.37	24,615
4.94	111,221	6.98	81,731
8.45	448,982	9.48	96,961
14.00	207,692	9.88	53,846
18.50	94,258	9.93	—
17.60	10,000	9.95	—
18.44	7,500	9.95	—
	1,710,494	8.67	810,726

An analysis of restricted stock issued is as follows:

Granted	14,284
Vested	—
Non-vested stock grants	14,284

The Company's aggregate intrinsic value, calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company's common stock, was $30,583,633 for options outstanding and $16,749,599 for options exercisable at December 31, 2007. The intrinsic value of options exercised was zero for the years ended 2007, 2006, and 2005.

During the years ended December 31, 2006 and 2005 and for the period of time in 2007 prior to our IPO, the Company granted stock options to employees at exercise prices deemed by the Board of Directors to be at least equal to the fair value of the common stock at the time of grant. The fair value of the common stock at the original grant date was based on a variety of factors including:

> prices of the Company's preferred stock issued to investors in arms-length transactions, and the rights, preferences and privileges of the Company's preferred stock relative to those of the Company's common stock;

> the Company's results of operations and financial status;

> the Company's stage of development and business strategy;

> the composition of and changes to the Company's management team; and

> the likelihood of achieving a liquidity event for the shares of the Company's common stock underlying stock options, such as an initial public offering of the Company's common stock or the Company's sale to a third party, given prevailing market conditions.

Upon the completion of the Company's valuation reports in 2007, for financial reporting purposes, the Company determined that it was appropriate to use $8.45 per share for options granted between June and August 2007 as the fair value within the Black-Scholes option-pricing model. All options granted after that date were valued at the IPO price or the closing market price at grant date.

Upon the adoption of SFAS 123R, the Company uses the Black-Scholes option pricing model to value stock options. The Company uses historical stock prices of companies which it considers as a peer group as the basis for its volatility assumptions. The assumed risk-free rates were based on US Treasury rates in effect at the time of grant with a term consistent with the expected option lives. The expected term is based upon the vesting term of the Company's options, a review of a peer group of companies, and expected exercise behavior. The forfeiture rate is based on past history of forfeited options. The expense is being allocated using the straight-line method. For the years ended December 31, 2007 and 2006, the Company recorded $742,253 and $61,958 of stock compensation expense related to the adoption of SFAS 123R. As of December 31, 2007, the Company has $2,683,752 of total unrecognized compensation cost related to nonvested awards granted under the Company's stock-based plans that it expects to recognize over a weighted-average period of 3.78 years. Under the prospective method of adoption of SFAS 123R, the Company continues to account for options issued prior to January 1, 2006 under the intrinsic value method of APB 25.

The weighted average fair value per share of options granted for the fiscal year ended December 31, 2007 was $11.40 and the fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model using an expected term of 4.8 years, risk-free interest rate of 4.92%, expected volatility of 56% and no dividend yield. The Company used an expected forfeiture rate of 25% in 2007.

During 2007, the Company granted restricted stock shares totaling 14,284 shares to outside directors of the Company at a fair value of $199,976. The shares vest over a three year period. For the year ended December 31, 2007, the Company recorded $11,110 of stock compensation expense related to restricted stock.

9. INCOME TAXES

Components of the income tax provision are as follows:

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Current	$ 74,902	$ —	$ —
Deferred	—	—	—
Total	$ 74,902	$ —	$ —

The reconciliation of income tax computed at the federal statutory rate to loss before taxes is as follows:

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Federal statutory rate	(34.00)%	(34.00)%	(34.00)%
State taxes	(4.82)%	(4.82)%	(4.80)%
Change in valuation of convertible preferred stock warrants	84.08%	11.09%	—
Stock option expense	10.24%	.31%	—
Permanent differences	.34%	.11%	0.09%
Valuation allowance	(53.14)%	27.31%	38.71%
	2.70%	0.00%	0.00%

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred income taxes are as follows at December 31:

	2007	2006
Deferred tax assets:		
Allowance for doubtful accounts	$ 73,396	$ 56,853
Inventory adjustments	149,714	276,055
Accrued liabilities	264,317	126,699
Warrant interest expense	747,139	459,660
Net operating loss carryforward	13,400,789	15,058,601
Alternative minimum tax	74,904	—
Total deferred tax assets	**14,710,259**	**15,977,868**
Less valuation allowance	(12,850,439)	(14,349,639)
Net deferred tax assets	**1,859,820**	**1,628,229**
Deferred tax liability:		
Depreciation	(1,859,820)	(1,628,229)
Net deferred taxes	$ —	$ —

SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that a $12,850,439 and $14,349,639 valuation allowance at December 31, 2007 and 2006 is necessary to reduce the tax assets to the amount that is more likely than not to be realized. The change in valuation allowance for the current year is $1,499,200. At December 31, 2007, the Company had separate federal and Illinois net operating loss carryforwards of $34,522,102 which begin to expire in 2021 and 2013. Based on its analysis, the Company does not believe that the utilization of net operating losses are subject to limits based upon certain ownership changes. As of December 31, 2007, no tax benefit has been recognized for these loss carryforwards.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. There were no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return that have been recorded on the Company's financial statements for the year ended December 31, 2007.

Additionally, FIN 48 provides guidance on the recognition of interest and penalties related to income taxes. There were no interest or penalties related to income taxes that have been accrued or recognized as of and for the years ended December 31, 2007, 2006 and 2005.

The Company files income tax returns in the United States federal jurisdiction and in a state jurisdiction. The Company has not been examined by any federal or state jurisdictions in which it is subject to income tax and therefore would be subject to the statute of limitations for the respective jurisdictions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases buildings used for manufacturing and offices. The leases provide for payment of the Company's proportionate share of operating expenses and real estate taxes.

In addition to its facility leases, the Company has an operating lease for office equipment. Net rent expense under operating leases in 2007, 2006 and 2005 amounted to $1,191,269 and $1,047,818, and $922,744.

Future minimum payments under all leases are as follows:

YEAR ENDING DECEMBER 31,	OPERATING LEASES
2008	$1,263,994
2009	1,290,492
2010	1,205,518
2011	1,113,585
2012	1,133,318
2013 and thereafter	2,303,907

Purchase Commitments

The Company has entered into agreements to purchase equipment or components to construct furnaces. These agreements will result in the Company purchasing equipment or components for a total cost of approximately $3,322,000 with deliveries occurring thru August 2008.

Litigation

From time to time, the Company experiences routine litigation in the normal course of its business. During 2007 all pending litigation was settled and did not have a material adverse effect on the financial condition or results of operations of the Company.

11. BENEFIT PLAN

The Company sponsors a 401(k) savings plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching 21 years of age. Employees make contributions to the Plan through payroll deferrals and employer matching contributions are discretionary. Employer matching contributions for the year ended December 31, 2006 were $9,003. There were no employer matching contributions for the year ended December 31, 2007.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly Financial Data (Unaudited)

Summary quarterly results for the two years ended December 31, 2007 are as follows (in thousands, other than share and per share data):

	THREE MONTHS ENDED				
2007	**MARCH 31**	**JUNE 30**	**SEPTEMBER 30**	**DECEMBER 31**	**FULL YEAR**
Revenue	$ 7,202	$ 8,246	$ 9,117	$ 9,545	$ 34,110
Gross profit	$ 2,146	$ 2,835	$ 3,348	$ 3,736	$ 12,065
Profit from operations	$ 915	$ 951	$ 1,701	$ 758	$ 4,325
Profit (loss) before income tax and cumulative effect of change in accounting principle	$ 283	$ 232	$ (1,328)	$ (1,966)	$ (2,779)
Net profit (loss)	$ 283	$ 232	$ (1,328)	$ (2,041)	$ (2,854)
Net loss attributable to common stockholders	$ (14,217)	$ (8,775)	$ (28,755)	$ (16,666)	$ (68,413)
Net loss per common share attributable to common stockholders, basic and diluted	$ (56.38)	$ (34.61)	$ (81.07)	$ (1.83)	$ (27.22)
Weighted average common shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	252,183	253,507	354,696	9,118,522	2,513,487

2006	**MARCH 31**	**JUNE 30**	**SEPTEMBER 30**	**DECEMBER 31**	**FULL YEAR**
Revenue	$4,428	$4,522	$5,748	$6,054	$20,752
Gross profit (loss)	$(287)	$299	$776	$1,079	$1,867
Loss from operations	$(1,832)	$(1,017)	$(426)	$(872)	$(4,147)
Loss before income tax and cumulative effect of change in accounting principle	$(2,182)	$(1,900)	$(1,092)	$(2,245)	$(7,419)
Net loss	$(2,403)	$(1,900)	$(1,092)	$(2,245)	$(7,640)
Net loss attributable to common stockholders	$(3,978)	$(6,672)	$(5,004)	$(20,965)	$(36,619)
Net loss per common share attributable to common stockholders, basic and diluted	$(15.96)	$(26 76)	$(20.05)	$(83.47)	$(146.57)
Weighted average common shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	249,298	249,298	249,599	251,164	249,843

13. SUBSEQUENT EVENT

After December 31, 2007, we invested a portion of our excess cash in auction rate securities and as of March 6, 2008 we have $10.8 million of these securities in our investment portfolio. All of these auction rate securities are AAA rated by one or more of the major credit rating agencies and have contractual maturities from 2036 to 2045. Further, all of these securities are collateralized by student loans, and approximately 96% of the collateral in the aggregate is guaranteed by the U.S. government under the Federal Family Education Loan Program. In February 2008, we experienced failed auctions for our entire auction rate securities portfolio, resulting in our inability to sell these securities in the short term. A failed auction results in a lack of liquidity in the securities but does not signify a default by the issuer. Upon an auction failure, the interest rates do not reset at a market rate but instead reset based on a formula contained in the security, which generally is higher than the current market rate. If we need to access these funds, we will not be able to do so without the possible loss of principal or until a future auction for these investments is successful, they are redeemed by the issuer or they mature. We cannot predict if or when a successful auction or redemption may take place. We do not believe we need access to these funds for operational purposes for the foreseeable future. We will continue to monitor and evaluate these investments on a quarterly basis for impairment or for the need to reclassify as long-term investments. All of the securities are due for auction again in late March 2008.

SELECTED FINANCIAL DATA

The selected financial data presented below for each of the years in the five-year period ended December 31, 2007 are derived from and should be read in conjunction with the Financial Statements of the Company and the footnotes thereto which have been audited. The Financial Statements as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, are included elsewhere herein.

	AS OF DECEMBER 31,				
IN THOUSANDS, OTHER THAN SHARE AND PER SHARE DATA	2003	2004	2005	2006	2007
Statement of operations data:					
Revenue	$ 8,560	$ 16,043	[illegible]	$ 20,752	[illegible]
Cost of goods sold	5,834	14,815	18,508	18,885	22,045
Gross profit (loss)	2,726	1,228	(7,193)	1,867	12,065
Operating expenses:					
General and administrative	2,981	3,029	4,688	3,298	6,157
Sales and marketing	975	1,586	1,266	1,062	675
Research and development	1,797	922	861	679	769
Asset impairment	—	—	—	933	
Loss on disposal of assets	—	—	383	42	139
Total operating expenses	5,753	5,537	7,198	6,014	7,740
Income (loss) from operations	(3,027)	(4,309)	(9,391)	(4,147)	4,325
Other expense (net)	(700)	(1,052)	(2,735)	(3,272)	(7,104)
Loss before income taxes	(3,727)	(5,361)	(12,126)	(7,419)	(2,779)
Income taxes	—	—	—	—	(75)
Loss before cumulative effect of change in accounting principle	(3,727)	(5,361)	(12,126)	(7,419)	(2,854)
Cumulative effect of change in accounting principle[1]	—	—	—	(221)	—
Net loss	(3,727)	(5,361)	(12,126)	(7,640)	(2,854)
Dividends on preferred stock	(1,781)	(2,631)	(3,924)	(5,563)	(5,625)
Accretion of redeemable preferred stock	(2,580)	(2,681)	4,404	(23,416)	(59,934)
Net loss attributable to common stockholders	$(8,088)	$(10,673)	$(11,646)	$(36,619)	$(68,413)
Net loss per common share attributable to common shareholders					
Basic and diluted	$(35.46)	$(46.79)	$(47.52)	$(146.57)	$(27.22)
Shares used in computing net loss per share attributable to common shareholders					
Basic and diluted	228,077	228,124	245,073	249,843	2,513,487

(1) On January 1, 2006 the Company adopted FSP150-5 "Issuer's Accounting under FASB Statement No. 150 For Freestanding Warrants and Other Similar Investments in Shares that are Redeemable" and recorded approximately $221,000 as a cumulative effect of change in accounting principle.

IN THOUSANDS	2003	2004	2005	2006	2007
Balance sheet data:					
Cash and cash equivalents	$ 2,208	$ 3,948	$ 1,466	$ 3,638	$ 4,380
Working capital	2,048	1,969	3,600	(388)	76,179
Total assets	19,952	29,032	28,885	29,020	111,411
Convertible preferred stock warrant liability	—	—	—	3,773	—
Long-term debt and capital lease obligations, less current portion	3,115	2,241	4,741	2,628	—
Redeemable convertible preferred stock	29,973	47,477	59,365	93,597	—
Total stockholders' equity (deficit)	(19,204)	(29,877)	(39,573)	(77,593)	105,682

CORPORATE INFORMATION

DIRECTORS

Donald N. Aquilano
Chairman of the Board
Rubicon Technology
Managing Director and President
Gazelle TechVentures

Donald R. Caldwell
Chairman and Chief Executive Officer
Cross Atlantic Capital Partners, Inc.

Gordon Hunter
Chairman and Chief Executive Officer
Littelfuse, Inc.

Michael E. Mikolajczyk
Managing Director
Catalyst Capital Management, LLC

Raymond J. Spencer
Chief Executive Officer
Financial Services
Strategic Business Unit
Cap Gemini SA

Raja M. Parvez
President and Chief Executive Officer
Rubicon Technology

COMPENSATION COMMITTEE

Caldwell, Mikolajczyk, Spencer

AUDIT COMMITTEE

Mikolajczyk, Aquilano, Hunter

NOMINATING AND GOVERNANCE COMMITTEE

Hunter, Aquilano, Caldwell

EXECUTIVE OFFICERS

Raja M. Parvez
President and Chief Executive Officer

William F. Weissman
Chief Financial Officer

Hap R. Hewes
Senior Vice President
Sales and Marketing

TRANSFER AGENT

American Stock Transfer
& Trust Co.
59 Maiden Lane
New York, NY 10038
1.800.937.5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
2 East Gilman Street
Madison, WI. 53703

FORM 10-K

The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. Many of the SEC's 10-K information requirements are satisfied by this 2007 Annual Report to Stockholders. However, a copy of the Form 10-K is available without charge upon request by contacting Investor Relations.

COMMON STOCK INFORMATION

The Company's common stock is listed on the NASDAQ Global Select Market. Trading of the Company's common stock began on 11.16.07 under the symbol RBCN. As of June 3, 2008, there were approximately 53 record holders of the Company's common stock.

DIVIDENDS

The Company has never declared or paid cash dividends on its common stock. The Company intends to retain future earnings to finance the growth and development of its business and does not anticipate declaring or paying any cash dividends in the foreseeable future.

FISCAL 2007	HIGH	LOW
4th Quarter	$25.75	$14.00

EXECUTIVE OFFICES

9931 Franklin Avenue
Franklin Park, Illinois 60131
Phone 847.295.7000
Fax 847.233.0177

ANNUAL MEETING

July 25, 2008 | 8:00am CST
Westin Hotel
610 N. River Road
Rosemont, Illinois 60018

LEGAL COUNSEL

McGuire Woods LLP
77 West Wacker Drive
Suite 4100
Chicago, Illinois 60601

INVESTOR RELATIONS

Requests for financial information should be sent to:

William F. Weissman
Chief Financial Officer
Rubicon Technology
9931 Franklin Avenue
Franklin Park, Illinois 60131
Phone 847.295.7000



Rubicon 22	23	24	25
R	B	C	N
47.867	50.942	51.996	54.938

Rubicon Technology
Evolving Science. Evolving Solutions.™

9931 Franklin Avenue
Franklin Park, Illinois 60131
Phone 847.295.7000 | Fax 847.233.0711
www.rubicon-es2.com

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